FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.   0001102913

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, March 16, 2004, Series 2004-R2   333-112203

Name of Person Filing the Document
(If Other than the Registrant)



04020304



PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _March 17,_ 2004

AMERIQUEST MORTGAGE
SECURITIES INC.

By: _____
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Transaction Name	AMSI 2004-R2
Cap Name	AAA Conf Cap
Effective Date	4/5/2004
Termination Date	6/25/2008
Floating Rate Day Count	Actual/360
Maximum Rate (Ceiling)	See "Sell Strike Rate(%)"
LIBOR Determination	2 business days prior to preceeding paymment date

Floating Rate Payer Payment Dates

* The Notional Amount will be the lesser of the Notional Schedule and the aggregate of the Related

From and Including	To but excluding	* Applicable Notional Amount($)
4/5/2004	5/25/2004	404,820,000
5/25/2004	6/25/2004	395,512,288
6/25/2004	7/25/2004	386,132,825
7/25/2004	8/25/2004	376,677,685
8/25/2004	9/25/2004	367,144,550
9/25/2004	10/25/2004	357,532,738
10/25/2004	11/25/2004	347,843,213
11/25/2004	12/25/2004	338,078,579
12/25/2004	1/25/2005	328,444,404
1/25/2005	2/25/2005	319,041,832
2/25/2005	3/25/2005	309,866,979
3/25/2005	4/25/2005	300,914,265
4/25/2005	5/25/2005	292,178,249
5/25/2005	6/25/2005	283,653,626
6/25/2005	7/25/2005	275,335,221
7/25/2005	8/25/2005	267,217,988
8/25/2005	9/25/2005	259,297,005
9/25/2005	10/25/2005	251,567,473
10/25/2005	11/25/2005	244,024,710
11/25/2005	12/25/2005	236,664,153
12/25/2005	1/25/2006	229,481,348
1/25/2006	2/25/2006	222,471,953
2/25/2006	3/25/2006	215,641,715
3/25/2006	4/25/2006	209,008,199
4/25/2006	5/25/2006	202,533,659
5/25/2006	6/25/2006	196,214,240
6/25/2006	7/25/2006	190,046,183
7/25/2006	8/25/2006	184,025,820
8/25/2006	9/25/2006	178,152,980
9/25/2006	10/25/2006	172,431,553
10/25/2006	11/25/2006	166,846,671
11/25/2006	12/25/2006	161,395,038
12/25/2006	1/25/2007	156,073,437
1/25/2007	2/25/2007	150,878,731
2/25/2007	3/25/2007	145,810,400

3/25/2007	4/25/2007	140,870,940
4/25/2007	5/25/2007	136,048,920
5/25/2007	6/25/2007	136,048,920
6/25/2007	7/25/2007	136,048,920
7/25/2007	8/25/2007	135,370,921
8/25/2007	9/25/2007	132,175,034
9/25/2007	10/25/2007	129,059,431
10/25/2007	11/25/2007	126,017,649
11/25/2007	12/25/2007	123,047,919
12/25/2007	1/25/2008	120,148,515
1/25/2008	2/25/2008	117,317,753
2/25/2008	3/25/2008	114,555,035
3/25/2008	4/25/2008	111,860,990
4/25/2008	5/25/2008	109,230,578
5/25/2008	6/25/2008	106,662,279

Transaction Name
Cap Name
Effective Date
Termination Date
Floating Rate Day Count
Maximum Rate (Ceiling)
LIBOR Determination

Floating Rate Payer Payment Dates

Class Balances		* The Notional Amount will be th
Buy Strike Rate(%)	**Sell Strike Rate(%)**	**From and Including**
		4/5/2004
5.973	9.155	5/25/2004
6.177	9.155	6/25/2004
5.962	9.155	7/25/2004
5.957	9.155	8/25/2004
6.163	9.155	9/25/2004
5.950	9.155	10/25/2004
6.157	9.155	11/25/2004
5.945	9.155	12/25/2004
5.942	9.155	1/25/2005
6.613	9.155	2/25/2005
5.937	9.155	3/25/2005
6.144	9.155	4/25/2005
5.933	9.155	5/25/2005
6.139	9.155	6/25/2005
5.928	9.155	7/25/2005
5.925	9.155	8/25/2005
6.132	9.155	9/25/2005
5.921	9.155	10/25/2005
6.127	9.155	11/25/2005
5.916	9.155	12/25/2005
6.198	9.155	1/25/2006
7.872	9.155	2/25/2006
7.072	9.155	3/25/2006
7.313	9.155	4/25/2006
7.061	9.155	5/25/2006
7.302	9.155	
7.189	9.155	
7.618	9.155	
7.876	9.155	
7.604	9.155	
7.861	9.155	
7.590	9.155	
7.720	9.155	
9.049	9.155	

8.131	9.155
8.405	9.155
8.114	9.155
8.387	9.155
8.232	9.155
8.644	9.155
8.933	9.155
8.624	9.155
8.912	9.155
8.604	9.155
8.727	9.155
9.155	9.155
9.118	9.155
9.155	9.155
9.096	9.155

AMSI 2004-R2
AAA Conf Mezz
4/5/2004
6/25/2006
Actual/360
See "Sell Strike Rate(%)"
2 business days prior to
preceeding paymment
date

ιe lesser of the Notional Schedule and the aggregate of the Related Class Balances

To but excluding	* Applicable Notional Amount($)	Buy Strike Rate(%)
5/25/2004	44,980,000	
6/25/2004	43,945,810	5.99
7/25/2004	42,903,647	6.19
8/25/2004	41,853,076	5.98
9/25/2004	40,793,839	5.97
10/25/2004	39,725,860	6.18
11/25/2004	38,649,246	5.96
12/25/2004	37,564,287	6.17
1/25/2005	36,493,823	5.96
2/25/2005	35,449,092	5.96
3/25/2005	34,429,664	6.63
4/25/2005	33,434,918	5.95
5/25/2005	32,464,250	6.16
6/25/2005	31,517,070	5.95
7/25/2005	30,592,802	6.15
8/25/2005	29,690,888	5.94
9/25/2005	28,810,778	5.94
10/25/2005	27,951,941	6.15
11/25/2005	27,113,857	5.94
12/25/2005	26,296,017	6.14
1/25/2006	25,497,928	5.93
2/25/2006	24,719,106	6.21
3/25/2006	23,960,191	7.17
4/25/2006	23,223,133	7.09
5/25/2006	22,503,740	7.17
6/25/2006	21,801,582	7.08

Transaction Name	AMSI 2004-R2	
Cap Name	AAA Non-Conf	
Effective Date	4/5/2004	
Termination Date	6/25/2006	
Floating Rate Day Count	Actual/360	
Maximum Rate (Ceiling)	See "Sell Strike Rate(%)	
LIBOR Determination	2 business days prior to preceeding paymment date	

Floating Rate Payer Payment Dates

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* The Notional Amount will be the lesser of the Notional $

Sell Strike Rate(%)	From and Including	To but excluding
	4/5/2004	5/25/2004
7.17	5/25/2004	6/25/2004
7.17	6/25/2004	7/25/2004
7.17	7/25/2004	8/25/2004
7.17	8/25/2004	9/25/2004
7.17	9/25/2004	10/25/2004
7.17	10/25/2004	11/25/2004
7.17	11/25/2004	12/25/2004
7.17	12/25/2004	1/25/2005
7.17	1/25/2005	2/25/2005
7.17	2/25/2005	3/25/2005
7.17	3/25/2005	4/25/2005
7.17	4/25/2005	5/25/2005
7.17	5/25/2005	6/25/2005
7.17	6/25/2005	7/25/2005
7.17	7/25/2005	8/25/2005
7.17	8/25/2005	9/25/2005
7.17	9/25/2005	10/25/2005
7.17	10/25/2005	11/25/2005
7.17	11/25/2005	12/25/2005
7.17	12/25/2005	1/25/2006
7.17	1/25/2006	2/25/2006
7.17	2/25/2006	3/25/2006
7.17	3/25/2006	4/25/2006
7.17	4/25/2006	5/25/2006
7.17	5/25/2006	6/25/2006

)"

Schedule and the aggregate of the Related Class Balances

* Applicable Notional Amount($)	Buy Strike Rate(%)	Sell Strike Rate(%)
242,200,000		
236,636,156	6.05	7.27
231,029,401	6.26	7.27
225,377,350	6.04	7.27
219,678,579	6.03	7.26
213,932,645	6.23	7.26
208,140,088	6.02	7.26
202,304,059	6.23	7.26
196,542,972	6.02	7.26
190,921,322	6.01	7.26
185,435,799	6.67	7.25
180,083,068	6.00	7.25
174,859,875	6.20	7.25
169,763,048	5.99	7.25
164,789,493	6.19	7.24
159,936,193	5.98	7.24
155,200,206	5.98	7.24
150,578,663	6.18	7.24
146,068,763	5.97	7.24
141,667,779	6.17	7.23
137,373,049	5.96	7.23
133,181,976	6.32	7.23
129,099,418	7.22	7.22
125,133,298	7.10	7.22
121,262,190	7.22	7.22
117,483,791	7.09	7.22

Transaction Name	AMSI 2004-R2
Cap Name	Subordate
Effective Date	4/5/2004
Termination Date	6/25/2007
Floating Rate Day Count	Actual/360
Maximum Rate (Ceiling)	See "Sell Strike Rate(%)"
LIBOR Determination	2 business days prior to preceeding paymment date

Floating Rate Payer Payment Dates

---

* The Notional Amount will be the lesser of the Notional Schedule and the aggregate of the Related

From and Including	To but excluding	* Applicable Notional Amount($)
4/5/2004	5/25/2004	103,200,000
5/25/2004	6/25/2004	103,200,000
6/25/2004	7/25/2004	103,200,000
7/25/2004	8/25/2004	103,200,000
8/25/2004	9/25/2004	103,200,000
9/25/2004	10/25/2004	103,200,000
10/25/2004	11/25/2004	103,200,000
11/25/2004	12/25/2004	103,200,000
12/25/2004	1/25/2005	103,200,000
1/25/2005	2/25/2005	103,200,000
2/25/2005	3/25/2005	103,200,000
3/25/2005	4/25/2005	103,200,000
4/25/2005	5/25/2005	103,200,000
5/25/2005	6/25/2005	103,200,000
6/25/2005	7/25/2005	103,200,000
7/25/2005	8/25/2005	103,200,000
8/25/2005	9/25/2005	103,200,000
9/25/2005	10/25/2005	103,200,000
10/25/2005	11/25/2005	103,200,000
11/25/2005	12/25/2005	103,200,000
12/25/2005	1/25/2006	103,200,000
1/25/2006	2/25/2006	103,200,000
2/25/2006	3/25/2006	103,200,000
3/25/2006	4/25/2006	103,200,000
4/25/2006	5/25/2006	103,200,000
5/25/2006	6/25/2006	103,200,000
6/25/2006	7/25/2006	103,200,000
7/25/2006	8/25/2006	103,200,000
8/25/2006	9/25/2006	103,200,000
9/25/2006	10/25/2006	103,200,000
10/25/2006	11/25/2006	103,200,000
11/25/2006	12/25/2006	103,200,000
12/25/2006	1/25/2007	103,200,000
1/25/2007	2/25/2007	103,200,000
2/25/2007	3/25/2007	103,200,000

3/25/2007	4/25/2007	103,200,000
4/25/2007	5/25/2007	103,200,000
5/25/2007	6/25/2007	95,954,704

Class Balances

Buy Strike Rate(%)	Sell Strike Rate(%)
5.24	7.43
5.44	7.43
5.22	7.43
5.22	7.43
5.43	7.43
5.21	7.43
5.42	7.43
5.21	7.43
5.21	7.43
5.88	7.43
5.20	7.43
5.41	7.43
5.20	7.43
5.40	7.43
5.19	7.43
5.19	7.43
5.39	7.43
5.18	7.43
5.39	7.43
5.18	7.43
5.49	7.43
7.13	7.43
6.33	7.43
6.58	7.43
6.32	7.43
6.56	7.43
6.47	7.43
6.88	7.43
7.14	7.43
6.87	7.43
7.12	7.43
6.85	7.43
7.00	7.43
7.43	7.43

$390,380,000
(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates
Series 2004-R2

March 8, 2004

Ameriquest Mortgage Securities Inc.



Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Banc of America Securities    **❊ RBS Greenwich Capital**



COMPUTATIONAL MATERIALS DISCLAIMER

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc.(the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



TERM SHEET DATED March 8, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R2
$390,380,000

(Approximate Offered Certificates)
Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-1B	44,980,000	FLT/SENIOR	2.92 / 3.18	1-96 / 1-217	0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
A-2[5]	58,930,000	FLT/SENIOR	1.00 / 1.00	1-24 / 1-24	0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
A-3[5]	33,060,000	FLT/SENIOR	3.00 / 3.00	24-53 / 24-53	0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
A-4[5]	29,110,000	FLT/SENIOR	6.71 / 7.82	53-96 / 53-218	0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
A-5[5]	121,100,000	FLT/SENIOR	2.92 / 3.19	1-96 / 1-218	0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
M-1	20,000,000	FLT/MEZZ	5.37 / 5.92	39-96 / 39-166	0	Actual/360	April 2034	AA+/Aa1/AA+	11.00%
M-2	18,000,000	FLT/MEZZ	5.36 / 5.88	38-96 / 38-157	0	Actual/360	April 2034	AA/Aa2/AA	8.75%
M-3	10,000,000	FLT/MEZZ	5.35 / 5.84	38-96 / 38-148	0	Actual/360	April 2034	AA-/Aa3/AA-	7.50%
M-4	12,000,000	FLT/MEZZ	5.35 / 5.79	38-96 / 38-142	0	Actual/360	April 2034	A+/A1/A+	6.00%
M-5	10,000,000	FLT/MEZZ	5.34 / 5.72	37-96 / 37-133	0	Actual/360	April 2034	A/A2/A	4.75%
M-6	9,200,000	FLT/MEZZ	5.34 / 5.62	37-96 / 37-123	0	Actual/360	April 2034	A-/A3/A-	3.60%
M-7	8,000,000	FLT/MEZZ	5.34 / 5.48	37-96 / 37-112	0	Actual/360	April 2034	BBB+/Baa1/BBB+	2.60%
M-8	8,000,000	FLT/MEZZ	5.20 / 5.20	37-96 / 37-98	0	Actual/360	April 2034	BBB/Baa2/BBB	1.60%
M-9	8,000,000	FLT/MEZZ	4.34 / 4.34	37-78 / 37-78	0	Actual/360	April 2034	BBB-/Baa3	0.60%
Non-Offered									
A-1A	404,820,000	FLT/SENIOR	Not Offered		0	Actual/360	April 2034	AAA/Aaa/AAA	13.50%
CE	4,799,909	N/A	Not Offered		N/A	N/A		N/R	N/A
P	100	N/A	Not Offered		N/A	N/A		N/R	N/A
R	N/A	N/A	Not Offered		N/A	N/A		N/R	N/A

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates will be sized based on investor demand and may be either combined or further divided.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR



Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation ("MGIC").
Certificate Insurer:	None.
Lead Underwriters:	Banc of America Securities LLC and Greenwich Capital Markets, Inc.
Co-Managers:	J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Collateral

Mortgage Loans:
As of the Collateral Selection Date, 4,794 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $800,000,009.05. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into 2 loan groups, designated as follows:

Group I Mortgage Loans: 3,222 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $520,000,039.79 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 1,572 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $279,999,969.26 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date (including Mortgage Loans covered by the PMI Policy) are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Section IV hereto will vary.

Primary Mortgage Insurance Policy:
As of the Collateral Selection Date, approximately 52.08% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.


Dates:

Cut-off Date:	The close of business on April 1, 2004.
Collateral Selection Date:	February 8, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in May, 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	On or about March 10, 2004.
Expected Closing Date:	On or about April 5, 2004.



AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

Designations:

Certificates:	Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2.
Adjustable-Rate Certificates:	Class A and Class M Certificates.
Fixed-Rate Certificates:	None.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A Certificates) and Class M Certificates.
Non-Offered Certificates:	Class A-1A Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3 and Class A-4 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.


Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be:
	For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum), (b) the Trustee Fee Rate (0.003% per annum) and (c) the PMI Insurer Premium Fee Rate, if applicable.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest.
	Overcollateralization ("OC").
	Subordination.
	Primary Mortgage Insurance Policy.
Initial Overcollateralization Target Percentage:	Approximately 0.60%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.
Overcollateralization Target Amount:	For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.


Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	13.50%	2x Initial CE%
M-1	11.00%	2x Initial CE%
M-2	8.75%	2x Initial CE%
M-3	7.50%	2x Initial CE%
M-4	6.00%	2x Initial CE%
M-5	4.75%	2x Initial CE%
M-6	3.60%	2x Initial CE%
M-7	2.60%	2x Initial CE%
M-8	1.60%	2x Initial CE%
M-9	0.60%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: the Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2, Class M-1 and then, with respect to Realized Losses on the Group I Mortgage Loans, to the Class A-1B Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates (other than the Class A-1B Certificates) and the Class P Certificates. Investors in the Class A Certificates (other than the Class A-1B Certificates) or the Class P Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M and the Class A-1B Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M and the Class A-1B Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.



Net WAC Rate Cap:	<u>Class A Certificates</u>: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group, and adjusted based on the actual number of days elapsed in the related Interest Accrual Period.
	<u>Class M Certificates</u>: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rate of the Group II Mortgage, in each case, weighted on the basis of the aggregate principal balance of the Mortgage Loans in each loan group less the aggregate principal balance of the related Class A Certificates and adjusted based on the actual number of days elapsed in the related Interest Accrual Period.
Pass-Through Rate:	For any Distribution Date, the lesser of (x) the related Formula Rate and (y) the related Net WAC Rate Cap for such Distribution Date.
Formula Rate:	For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.
Maximum Cap Rate:	The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the related Certificates for such Distribution Date).
Coupon Step-up:	After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:	For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow and amounts, if any, from the Cap Corridors, on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.


Offered Certificates Interest Rate Corridors:

The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
A-1B	25	June 2004
Group II Certificates	25	June 2004
M	37	June 2004

Proceeds from the Interest Rate Corridors will be allocated to the related Certificates as described in the Pooling and Servicing Agreement.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table on the table included herein.

Principal distributions on the Group I Certificates will be paid *pro rata*. Principal distributions on the Group II Certificates will be paid to the Sequential Pay Certificates and the Class A-5 Certificates *pro rata*. Principal distributions among the Sequential Pay Certificates will be made sequentially, beginning with the Class A-2 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.



Class M Principal Distribution Amount:	The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage and then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.
	If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.
Trigger Event:	If either the Delinquency Trigger Event or Cumulative Loss Test is violated.
Delinquency Trigger Event:	The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's then outstanding Credit Enhancement Percentage as specified in the Pooling and Servicing Agreement.
Cumulative Loss Test:	The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
May 2007 through April 2008	1.75%
May 2008 through April 2009	3.00%
May 2009 through April 2010	4.00%
May 2010 and thereafter	4.50%



Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A Certificates and the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially (beginning with the Class M-1 Certificates).

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class A-1B Certificates.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially (beginning with the Class M-1 Certificates).

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.



Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Class A-1B Certificates

Period	Class A-1B Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	44,980,000	-	-
2	43,945,810	5.99	7.17
3	42,903,647	6.19	7.17
4	41,853,076	5.98	7.17
5	40,793,839	5.97	7.17
6	39,725,860	6.18	7.17
7	38,649,246	5.96	7.17
8	37,564,287	6.17	7.17
9	36,493,823	5.96	7.17
10	35,449,092	5.96	7.17
11	34,429,664	6.63	7.17
12	33,434,918	5.95	7.17
13	32,464,250	6.16	7.17
14	31,517,070	5.95	7.17
15	30,592,802	6.15	7.17
16	29,690,888	5.94	7.17
17	28,810,778	5.94	7.17
18	27,951,941	6.15	7.17
19	27,113,857	5.94	7.17
20	26,296,017	6.14	7.17
21	25,497,928	5.93	7.17
22	24,719,106	6.21	7.17
23	23,960,191	7.17	7.17
24	23,223,133	7.09	7.17
25	22,503,740	7.17	7.17
26	21,801,582	7.08	7.17



Interest Rate Corridor Schedule For the Group II Certificates

Period	Class A-2 Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	242,200,000	-	-
2	236,636,156	6.05	7.27
3	231,029,401	6.26	7.27
4	225,377,350	6.04	7.27
5	219,678,579	6.03	7.26
6	213,932,645	6.23	7.26
7	208,140,088	6.02	7.26
8	202,304,059	6.23	7.26
9	196,542,972	6.02	7.26
10	190,921,322	6.01	7.26
11	185,435,799	6.67	7.25
12	180,083,068	6.00	7.25
13	174,859,875	6.20	7.25
14	169,763,048	5.99	7.25
15	164,789,493	6.19	7.24
16	159,936,193	5.98	7.24
17	155,200,206	5.98	7.24
18	150,578,663	6.18	7.24
19	146,068,763	5.97	7.24
20	141,667,779	6.17	7.23
21	137,373,049	5.96	7.23
22	133,181,976	6.32	7.23
23	129,099,418	7.22	7.22
24	125,133,298	7.10	7.22
25	121,262,190	7.22	7.22
26	117,483,791	7.09	7.22



Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	103,200,000		
2	103,200,000	5.24	7.43
3	103,200,000	5.44	7.43
4	103,200,000	5.22	7.43
5	103,200,000	5.22	7.43
6	103,200,000	5.43	7.43
7	103,200,000	5.21	7.43
8	103,200,000	5.42	7.43
9	103,200,000	5.21	7.43
10	103,200,000	5.21	7.43
11	103,200,000	5.88	7.43
12	103,200,000	5.20	7.43
13	103,200,000	5.41	7.43
14	103,200,000	5.20	7.43
15	103,200,000	5.40	7.43
16	103,200,000	5.19	7.43
17	103,200,000	5.19	7.43
18	103,200,000	5.39	7.43
19	103,200,000	5.18	7.43
20	103,200,000	5.39	7.43
21	103,200,000	5.18	7.43
22	103,200,000	5.49	7.43
23	103,200,000	7.13	7.43
24	103,200,000	6.33	7.43
25	103,200,000	6.58	7.43
26	103,200,000	6.32	7.43
27	103,200,000	6.56	7.43
28	103,200,000	6.47	7.43
29	103,200,000	6.88	7.43
30	103,200,000	7.14	7.43
31	103,200,000	6.87	7.43
32	103,200,000	7.12	7.43
33	103,200,000	6.85	7.43
34	103,200,000	7.00	7.43
35	103,200,000	7.43	7.43
36	103,200,000	7.39	7.43
37	103,200,000	7.43	7.43
38	95,954,704	7.38	4.43



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

Sensitivity Analysis - To Optional Termination Date

		FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-1B	Average Life (yrs)		18.45	5.64	3.90	2.92	2.27	1.81
	First Principal Period		5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		342	183	129	96	76	62
A-2	Average Life (yrs)		11.78	1.90	1.31	1.00	0.81	0.68
	First Principal Period		5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period		9/25/2023	3/25/2008	12/25/2006	4/25/2006	11/25/2005	7/25/2005
	Prin Pmt Window (mos)		233	47	32	24	19	15
A-3	Average Life (yrs)		22.61	5.98	4.06	3.00	2.25	1.84
	First Principal Period		9/25/2023	3/25/2008	12/25/2006	4/25/2006	11/25/2005	7/25/2005
	Last Principal Period		12/25/2029	1/25/2013	3/25/2010	9/25/2008	4/25/2007	9/25/2006
	Prin Pmt Window (mos)		76	59	40	30	18	15
A-4	Average Life (yrs)		27.68	12.88	8.98	6.71	5.27	4.05
	First Principal Period		12/25/2029	1/25/2013	3/25/2010	9/25/2008	4/25/2007	9/25/2006
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		35	79	59	44	41	34
A-5	Average Life (yrs)		18.56	5.65	3.91	2.92	2.28	1.81
	First Principal Period		5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		342	183	129	96	76	62
M-1	Average Life (yrs)		25.93	10.22	7.08	5.37	4.56	4.26
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	7/25/2007	9/25/2007	1/25/2008
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	58	36	18
M-2	Average Life (yrs)		25.93	10.22	7.08	5.36	4.50	4.12
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	6/25/2007	8/25/2007	10/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	59	37	21
M-3	Average Life (yrs)		25.93	10.22	7.08	5.35	4.48	4.04
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	6/25/2007	7/25/2007	9/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	59	38	22
M-4	Average Life (yrs)		25.93	10.22	7.08	5.35	4.44	3.98
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	6/25/2007	7/25/2007	8/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	59	38	23
M-5	Average Life (yrs)		25.93	10.22	7.08	5.34	4.43	3.94
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	5/25/2007	6/25/2007	7/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	60	39	24
M-6	Average Life (yrs)		25.93	10.22	7.08	5.34	4.41	3.90
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	5/25/2007	6/25/2007	7/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	60	39	24
M-7	Average Life (yrs)		25.93	10.22	7.08	5.34	4.40	3.86
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	6/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	60	40	25
M-8	Average Life (yrs)		25.86	9.97	6.88	5.20	4.26	3.75
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	5/25/2007
	Last Principal Period		10/25/2032	7/25/2019	1/25/2015	4/25/2012	8/25/2010	6/25/2009
	Prin Pmt Window (mos)		88	125	90	60	40	26
M-9	Average Life (yrs)		25.05	8.40	5.75	4.34	3.62	3.29
	First Principal Period		7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	5/25/2007
	Last Principal Period		12/25/2031	11/25/2016	12/25/2012	10/25/2010	5/25/2009	6/25/2008
	Prin Pmt Window (mos)		78	93	65	42	25	14


		FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-1B	Average Life (yrs)	18.51	6.03	4.23	3.18	2.49	1.98
	First Principal Period	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period	1/25/2034	10/25/2031	2/25/2027	5/25/2022	11/25/2018	4/25/2016
	Prin Pmt Window (mos)	357	330	274	217	175	144
A-2	Average Life (yrs)	11.78	1.90	1.31	1.00	0.81	0.68
	First Principal Period	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period	9/25/2023	3/25/2008	12/25/2006	4/25/2006	11/25/2005	7/25/2005
	Prin Pmt Window (mos)	233	47	32	24	19	15
A-3	Average Life (yrs)	22.61	5.98	4.06	3.00	2.25	1.84
	First Principal Period	9/25/2023	3/25/2008	12/25/2006	4/25/2006	11/25/2005	7/25/2005
	Last Principal Period	12/25/2029	1/25/2013	3/25/2010	9/25/2008	4/25/2007	9/25/2006
	Prin Pmt Window (mos)	76	59	40	30	18	15
A-4	Average Life (yrs)	27.93	14.53	10.35	7.82	6.16	4.77
	First Principal Period	12/25/2029	1/25/2013	3/25/2010	9/25/2008	4/25/2007	9/25/2006
	Last Principal Period	1/25/2034	11/25/2031	3/25/2027	6/25/2022	12/25/2018	5/25/2016
	Prin Pmt Window (mos)	50	227	205	166	141	117
A-5	Average Life (yrs)	18.62	6.05	4.24	3.19	2.49	1.98
	First Principal Period	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
	Last Principal Period	1/25/2034	11/25/2031	3/25/2027	6/25/2022	12/25/2018	5/25/2016
	Prin Pmt Window (mos)	357	331	275	218	176	145
M-1	Average Life (yrs)	26.06	11.07	7.77	5.92	5.00	4.62
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	7/25/2007	9/25/2007	1/25/2008
	Last Principal Period	11/25/2033	2/25/2028	4/25/2022	2/25/2018	4/25/2015	4/25/2013
	Prin Pmt Window (mos)	101	228	177	128	92	64
M-2	Average Life (yrs)	26.06	11.03	7.72	5.88	4.91	4.45
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	6/25/2007	8/25/2007	10/25/2007
	Last Principal Period	11/25/2033	3/25/2027	5/25/2021	5/25/2017	9/25/2014	10/25/2012
	Prin Pmt Window (mos)	101	217	166	120	86	61
M-3	Average Life (yrs)	26.06	10.98	7.68	5.84	4.86	4.34
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	6/25/2007	7/25/2007	9/25/2007
	Last Principal Period	10/25/2033	3/25/2026	6/25/2020	8/25/2016	1/25/2014	4/25/2012
	Prin Pmt Window (mos)	100	205	155	111	79	56
M-4	Average Life (yrs)	26.05	10.92	7.62	5.79	4.79	4.26
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	6/25/2007	7/25/2007	8/25/2007
	Last Principal Period	9/25/2033	6/25/2025	10/25/2019	2/25/2016	8/25/2013	12/25/2011
	Prin Pmt Window (mos)	99	196	147	105	74	53
M-5	Average Life (yrs)	26.04	10.82	7.54	5.72	4.72	4.17
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	5/25/2007	6/25/2007	7/25/2007
	Last Principal Period	8/25/2033	5/25/2024	10/25/2018	5/25/2015	1/25/2013	5/25/2011
	Prin Pmt Window (mos)	98	183	135	97	68	47
M-6	Average Life (yrs)	26.02	10.68	7.43	5.62	4.63	4.08
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	5/25/2007	6/25/2007	7/25/2007
	Last Principal Period	6/25/2033	2/25/2023	10/25/2017	7/25/2014	5/25/2012	11/25/2010
	Prin Pmt Window (mos)	96	168	123	87	60	41
M-7	Average Life (yrs)	25.98	10.44	7.24	5.48	4.51	3.94
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	6/25/2007
	Last Principal Period	3/25/2033	8/25/2021	8/25/2016	8/25/2013	8/25/2011	3/25/2010
	Prin Pmt Window (mos)	93	150	109	76	52	34
M-8	Average Life (yrs)	25.86	9.97	6.88	5.20	4.26	3.75
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	5/25/2007
	Last Principal Period	11/25/2032	10/25/2019	3/25/2015	6/25/2012	9/25/2010	7/25/2009
	Prin Pmt Window (mos)	89	128	92	62	41	27
M-9	Average Life (yrs)	25.05	8.40	5.75	4.34	3.62	3.29
	First Principal Period	7/25/2025	3/25/2009	8/25/2007	5/25/2007	5/25/2007	5/25/2007
	Last Principal Period	12/25/2031	11/25/2016	12/25/2012	10/25/2010	5/25/2009	6/25/2008
	Prin Pmt Window (mos)	78	93	65	42	25	14

Sensitivity Analysis - To Maturity



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

Net WAC Cap and Effective Maximum Rate for the Class A-1B Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	n/a	n/a	33	6.23	7.93	65	6.15	9.27
2	6.32	7.50	34	6.23	8.07	66	6.36	9.57
3	6.52	7.50	35	6.89	9.39	67	6.15	9.25
4	6.31	7.50	36	6.22	8.48	68	6.35	9.55
5	6.30	7.50	37	6.43	8.75	69	6.14	9.23
6	6.51	7.50	38	6.22	8.46	70	6.14	9.22
7	6.29	7.50	39	6.42	8.73	71	6.80	10.19
8	6.50	7.50	40	6.21	8.58	72	6.14	9.19
9	6.29	7.50	41	6.21	8.99	73	6.34	9.49
10	6.29	7.50	42	6.42	9.28	74	6.13	9.17
11	6.96	7.50	43	6.21	8.97	75	6.33	9.47
12	6.28	7.50	44	6.41	9.26	76	6.13	9.15
13	6.49	7.50	45	6.20	8.95	77	6.12	9.14
14	6.28	7.50	46	6.20	9.07	78	6.32	9.43
15	6.48	7.50	47	6.62	10.13	79	6.12	9.12
16	6.27	7.50	48	6.19	9.46	80	6.32	9.41
17	6.27	7.50	49	6.40	9.77	81	6.11	9.09
18	6.48	7.50	50	6.19	9.44	82	6.11	9.08
19	6.27	7.50	51	6.39	9.74	83	6.76	10.04
20	6.47	7.50	52	6.18	9.42	84	6.11	9.06
21	6.26	7.50	53	6.18	9.41	85	6.31	9.35
22	6.26	7.50	54	6.39	9.71	86	6.10	9.04
23	6.93	8.22	55	6.18	9.38	87	6.30	9.33
24	6.25	7.50	56	6.38	9.69	88	6.10	9.02
25	6.46	7.66	57	6.17	9.36	89	6.09	9.01
26	6.25	7.50	58	6.17	9.35	90	6.29	9.30
27	6.45	7.65	59	6.83	10.34	91	6.09	8.98
28	6.24	7.53	60	6.17	9.33	92	6.29	9.27
29	6.24	7.96	61	6.37	9.63	93	6.08	8.96
30	6.45	8.22	62	6.16	9.31	94	6.08	8.95
31	6.24	7.95	63	6.36	9.60	95	6.50	9.56
32	6.44	8.21	64	6.16	9.28	96	6.08	8.93

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.19% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement are included.


Net WAC Cap and Effective Maximum Rate for Group II Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	n/a	n/a	33	6.20	7.90	65	6.12	9.23
2	6.28	7.50	34	6.20	8.07	66	6.32	9.53
3	6.49	7.50	35	6.86	9.35	67	6.12	9.21
4	6.27	7.50	36	6.19	8.44	68	6.32	9.50
5	6.27	7.50	37	6.40	8.71	69	6.11	9.19
6	6.47	7.50	38	6.19	8.42	70	6.11	9.18
7	6.26	7.50	39	6.39	8.70	71	6.76	10.15
8	6.47	7.50	40	6.18	8.58	72	6.10	9.15
9	6.26	7.50	41	6.18	8.95	73	6.30	9.45
10	6.25	7.50	42	6.38	9.24	74	6.10	9.13
11	6.92	7.50	43	6.17	8.93	75	6.30	9.42
12	6.25	7.50	44	6.38	9.22	76	6.09	9.11
13	6.45	7.50	45	6.17	8.91	77	6.09	9.10
14	6.24	7.50	46	6.17	9.07	78	6.29	9.39
15	6.45	7.50	47	6.59	10.09	79	6.09	9.07
16	6.24	7.50	48	6.16	9.43	80	6.29	9.36
17	6.24	7.50	49	6.37	9.73	81	6.08	9.05
18	6.44	7.50	50	6.16	9.40	82	6.08	9.04
19	6.23	7.50	51	6.36	9.70	83	6.73	10.00
20	6.44	7.50	52	6.15	9.38	84	6.07	9.02
21	6.23	7.50	53	6.15	9.37	85	6.27	9.31
22	6.23	7.50	54	6.35	9.67	86	6.07	9.00
23	6.89	8.18	55	6.15	9.35	87	6.27	9.28
24	6.22	7.50	56	6.35	9.65	88	6.06	8.97
25	6.43	7.62	57	6.14	9.32	89	6.06	8.96
26	6.22	7.50	58	6.14	9.31	90	6.26	9.25
27	6.42	7.61	59	6.79	10.30	91	6.06	8.94
28	6.21	7.54	60	6.13	9.29	92	6.26	9.23
29	6.21	7.93	61	6.34	9.59	93	6.05	8.92
30	6.41	8.19	62	6.13	9.27	94	6.05	8.91
31	6.20	7.91	63	6.33	9.56	95	6.46	9.51
32	6.41	8.17	64	6.12	9.24	96	6.04	8.88

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.19% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement are included.

Banc of America Securities LLC   Greenwich Capital Markets, Inc.

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	n/a	n/a	33	6.22	8.50	65	6.14	9.26
2	6.31	8.50	34	6.22	8.50	66	6.34	9.55
3	6.51	8.50	35	6.88	9.38	67	6.14	9.24
4	6.29	8.50	36	6.21	8.50	68	6.34	9.53
5	6.29	8.50	37	6.42	8.74	69	6.13	9.21
6	6.50	8.50	38	6.21	8.50	70	6.13	9.20
7	6.28	8.50	39	6.41	8.72	71	6.78	10.18
8	6.49	8.50	40	6.20	8.58	72	6.12	9.18
9	6.28	8.50	41	6.20	8.98	73	6.33	9.47
10	6.28	8.50	42	6.40	9.26	74	6.12	9.16
11	6.95	8.50	43	6.20	8.96	75	6.32	9.45
12	6.27	8.50	44	6.40	9.24	76	6.11	9.13
13	6.48	8.50	45	6.19	8.94	77	6.11	9.12
14	6.27	8.50	46	6.19	9.07	78	6.31	9.42
15	6.47	8.50	47	6.61	10.11	79	6.11	9.10
16	6.26	8.50	48	6.18	9.45	80	6.31	9.39
17	6.26	8.50	49	6.39	9.75	81	6.10	9.08
18	6.46	8.50	50	6.18	9.43	82	6.10	9.07
19	6.25	8.50	51	6.38	9.73	83	6.75	10.03
20	6.46	8.50	52	6.17	9.40	84	6.09	9.05
21	6.25	8.50	53	6.17	9.39	85	6.30	9.34
22	6.25	8.50	54	6.37	9.69	86	6.09	9.02
23	6.91	8.50	55	6.17	9.37	87	6.29	9.31
24	6.24	8.50	56	6.37	9.67	88	6.09	9.00
25	6.45	8.50	57	6.16	9.35	89	6.08	8.99
26	6.24	8.50	58	6.16	9.34	90	6.28	9.28
27	6.44	8.50	59	6.82	10.32	91	6.08	8.97
28	6.23	8.50	60	6.15	9.31	92	6.28	9.26
29	6.23	8.50	61	6.36	9.61	93	6.07	8.95
30	6.44	8.50	62	6.15	9.29	94	6.07	8.94
31	6.23	8.50	63	6.35	9.59	95	6.49	9.54
32	6.43	8.50	64	6.14	9.27	96	6.07	8.91

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.19% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement are included.

Excess Spread[3]

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	4.03	1.10	1.19	4.03
2	4.97	1.12	1.24	4.95
3	5.01	1.14	1.30	4.97
4	4.95	1.20	1.37	4.85
5	4.94	1.23	1.45	4.81
6	4.99	1.34	1.54	4.75
7	4.93	1.40	1.64	4.63
8	4.98	1.45	1.76	4.63
9	4.92	1.57	1.88	4.44
10	4.91	1.67	2.00	4.33
11	5.06	1.79	2.12	4.42
12	4.90	1.98	2.23	4.00
13	4.95	2.07	2.33	3.99
14	4.89	2.17	2.43	3.79
15	4.94	2.27	2.53	3.77
16	4.88	2.37	2.63	3.58
17	4.87	2.47	2.72	3.47
18	4.92	2.56	2.82	3.47
19	4.86	2.67	2.91	3.26
20	4.90	2.76	3.02	3.26
21	4.85	2.85	3.10	3.05
22	4.84	2.95	3.20	3.05
23	4.99	3.04	3.29	3.90
24	4.82	3.13	3.38	3.45
25	4.87	3.22	3.47	3.48
26	4.81	3.31	3.57	3.25
27	4.86	3.40	3.65	3.28
28	4.80	3.49	3.74	3.14
29	4.79	3.58	3.83	3.28
30	4.84	3.67	3.92	3.32
31	4.77	3.76	4.00	3.08
32	4.82	3.84	4.05	3.12
33	4.76	3.93	4.09	2.89
34	4.75	4.01	4.14	2.86
35	4.91	4.10	4.18	3.39
36	4.74	4.18	4.22	2.84
37	4.78	4.04	4.26	3.12
38	4.75	4.11	4.33	2.91
39	4.81	4.18	4.39	2.99
40	4.75	4.25	4.46	2.81
41	4.75	4.32	4.53	2.87
42	4.80	4.39	4.60	2.96
43	4.75	4.46	4.67	2.72
44	4.80	4.52	4.69	2.82
45	4.75	4.59	4.72	2.58
46	4.74	4.65	4.74	2.56
47	4.85	4.71	4.76	2.95
48	4.74	4.78	4.78	2.54
49	4.79	4.62	4.80	2.87
50	4.74	4.67	4.85	2.64
51	4.79	4.72	4.90	2.75
52	4.74	4.78	4.95	2.55
53	4.73	4.83	5.00	2.58
54	4.79	4.88	5.06	2.70
55	4.73	4.93	5.10	2.47
56	4.78	4.98	5.12	2.59
57	4.73	5.03	5.14	2.36
58	4.73	5.08	5.16	2.35
59	4.89	5.13	5.18	2.93
60	4.73	5.17	5.19	2.33
61	4.78	5.05	5.21	2.63
62	4.73	5.09	5.25	2.40
63	4.78	5.13	5.29	2.54
64	4.73	5.17	5.33	2.33
65	4.73	5.21	5.37	2.35
66	4.78	5.25	5.41	2.50
67	4.73	5.29	5.44	2.27
68	4.78	5.33	5.44	2.42
69	4.73	5.36	5.43	2.19
70	4.73	5.40	5.43	2.17
71	4.88	5.44	5.42	2.74
72	4.73	5.47	5.41	2.13
73	4.78	5.27	5.40	2.52
74	4.73	5.30	5.43	2.30
75	4.78	5.33	5.46	2.46
76	4.73	5.36	5.49	2.24
77	4.73	5.38	5.52	2.23
78	4.78	5.41	5.54	2.39
79	4.73	5.44	5.57	2.18
80	4.78	5.47	5.59	2.34
81	4.73	5.49	5.62	2.12
82	4.73	5.52	5.64	2.11
83	4.88	5.54	5.67	2.72
84	4.73	5.57	5.69	2.12
85	4.78	5.59	5.71	2.29
86	4.73	5.61	5.74	2.07
87	4.78	5.63	5.76	2.24
88	4.73	5.66	5.78	2.04
89	4.73	5.68	5.80	2.07
90	4.78	5.70	5.83	2.24
91	4.73	5.73	5.85	2.02
92	4.78	5.74	5.84	2.20
93	4.73	5.77	5.83	1.98
94	4.73	5.79	5.83	1.97
95	4.83	5.81	5.82	2.37
96	4.73	5.82	5.81	1.95

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.19% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee and PMI Insurer Premium Fee Rate, if applicable), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).



DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,794	
Aggregate Current Principal Balance:	$800,000,009.05	$41,202.25 - $823,189.84
Average Current Principal Balance:	$166,875.26	
Aggregate Original Principal Balance:	$801,883,402.00	$60,000.00 - $825,000.00
Average Original Principal Balance:	$167,268.13	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.530%	5.250% - 13.050%
Wtd. Avg. Original Term (months):	351	120 - 360
Wtd. Avg. Remaining Term (months):	348	118 - 359
Wtd. Avg. Margin (ARM Loans Only):	6.050%	3.870% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.042%	11.250% - 19.050%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.042%	5.250% - 13.050%
Wtd. Avg. Original LTV:	78.28%	15.98% - 95.00%
Wtd. Avg. Borrower FICO:	621	500 - 809
Geographic Distribution (Top 5):	CA 23.67%	
	FL 11.42%	
	NY 8.72%	
	MA 6.87%	
	MI 5.44%	



DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	3,269	$519,999,643.45	65.00	355	40.16	8.042	595	79.51
Fixed Rate	1,525	280,000,365.60	35.00	337	37.78	6.580	668	76.00
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,475	$116,463,765.00	14.52	341	37.30	8.427	598	74.28
100,000.01 - 150,000.00	1,230	153,261,814.00	19.11	344	38.36	7.806	609	78.23
150,000.01 - 200,000.00	821	142,738,369.00	17.80	348	39.21	7.549	618	78.63
200,000.01 - 250,000.00	517	115,277,052.00	14.38	352	40.41	7.511	616	79.71
250,000.01 - 300,000.00	279	76,403,580.00	9.53	353	41.45	7.220	627	80.51
300,000.01 - 350,000.00	167	54,122,576.00	6.75	350	40.96	7.176	627	83.22
350,000.01 - 400,000.00	86	32,012,000.00	3.99	351	41.08	7.240	636	80.14
400,000.01 - 450,000.00	66	28,097,867.00	3.50	352	41.39	6.737	656	83.09
450,000.01 - 500,000.00	37	17,608,699.00	2.20	347	36.71	6.909	654	75.96
500,000.01 - 550,000.00	54	28,370,491.00	3.54	356	39.29	6.774	656	77.78
550,000.01 - 600,000.00	53	31,091,889.00	3.88	358	38.98	6.623	644	72.85
600,000.01 - 650,000.00	2	1,240,300.00	0.15	358	41.86	5.627	722	62.44
650,000.01 - 700,000.00	2	1,360,000.00	0.17	358	30.47	5.624	699	40.25
700,000.01 - 750,000.00	3	2,250,000.00	0.28	358	28.00	5.713	712	54.40
750,000.01 - 800,000.00	1	760,000.00	0.09	358	37.00	5.500	776	63.33
800,000.01 - 850,000.00	1	825,000.00	0.10	358	50.00	5.500	785	63.46
Total:	4,794	$801,883,402.00	100.00	348	39.33	7.530	621	78.28

*Based on the original balances of the Mortgage Loans.


Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0.01 - 50,000.00	1	$41,202.25	0.01	176	45.00	9.400	579	55.83
50,000.01 - 100,000.00	1,479	116,599,197.07	14.57	341	37.29	8.424	598	74.28
100,000.01 - 150,000.00	1,227	152,684,149.83	19.09	344	38.38	7.805	609	78.23
150,000.01 - 200,000.00	820	142,318,256.25	17.79	348	39.21	7.552	617	78.64
200,000.01 - 250,000.00	516	114,833,043.62	14.35	352	40.39	7.510	616	79.73
250,000.01 - 300,000.00	279	76,245,772.32	9.53	353	41.45	7.220	627	80.51
300,000.01 - 350,000.00	169	54,698,419.79	6.84	350	41.04	7.180	627	83.30
350,000.01 - 400,000.00	85	31,632,167.96	3.95	350	41.04	7.227	637	79.92
400,000.01 - 450,000.00	65	27,621,590.91	3.45	353	41.28	6.741	655	83.15
450,000.01 - 500,000.00	37	17,559,671.20	2.19	348	36.71	6.909	654	75.96
500,000.01 - 550,000.00	55	28,862,341.91	3.61	356	39.49	6.812	654	77.65
550,000.01 - 600,000.00	52	30,483,448.07	3.81	358	38.78	6.585	646	72.88
600,000.01 - 650,000.00	2	1,237,642.36	0.15	358	41.86	5.627	722	62.44
650,000.01 - 700,000.00	2	1,357,084.02	0.17	358	30.47	5.624	699	40.25
700,000.01 - 750,000.00	3	2,244,499.20	0.28	358	28.00	5.713	712	54.40
750,000.01 - 800,000.00	1	758,332.45	0.09	358	37.00	5.500	776	63.33
800,000.01 - 850,000.00	1	823,189.84	0.10	358	50.00	5.500	785	63.46
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
61 - 120	14	$1,205,761.16	0.15	118	35.68	6.332	676	69.99
121 - 180	178	22,226,256.20	2.78	177	34.80	6.979	661	72.17
181 - 240	165	23,427,184.67	2.93	237	38.83	6.959	657	76.99
241 - 300	21	2,961,493.93	0.37	298	32.35	6.205	678	76.56
301 - 360	4,416	750,179,313.09	93.77	357	39.51	7.572	618	78.53
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	17	$4,796,430.25	0.60	358	39.04	5.305	716	76.01
5.500 - 5.999	705	156,094,913.77	19.51	342	37.01	5.753	697	77.13
6.000 - 6.499	319	65,837,743.42	8.23	344	38.30	6.201	650	79.82
6.500 - 6.999	652	121,257,085.50	15.16	349	38.73	6.787	640	80.51
7.000 - 7.499	288	49,413,016.55	6.18	353	40.44	7.251	605	78.79
7.500 - 7.999	863	140,896,574.07	17.61	347	39.86	7.753	596	78.37
8.000 - 8.499	248	39,699,923.62	4.96	352	39.88	8.255	581	76.68
8.500 - 8.999	747	103,487,163.70	12.94	353	40.56	8.760	579	77.96
9.000 - 9.499	214	26,905,241.12	3.36	353	41.00	9.259	569	77.69
9.500 - 9.999	412	54,854,246.30	6.86	353	41.51	9.756	565	77.51
10.000 - 10.499	89	10,381,507.61	1.30	350	38.80	10.257	559	75.83
10.500 - 10.999	149	16,078,644.26	2.01	352	42.83	10.736	567	77.12
11.000 - 11.499	34	3,489,959.36	0.44	354	38.17	11.227	565	77.66
11.500 - 11.999	35	4,273,771.83	0.53	347	39.74	11.753	563	75.40
12.000 - 12.499	10	1,046,361.19	0.13	357	45.08	12.267	595	76.31
12.500 - 12.999	11	1,323,566.06	0.17	357	42.32	12.710	571	77.31
13.000 - 13.499	1	163,860.44	0.02	355	47.00	13.050	573	85.00
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	14	$2,063,920.60	0.26	346	34.33	6.063	662	21.60
25.01 - 30.00	25	2,882,236.76	0.36	331	37.31	7.806	602	28.23
30.01 - 35.00	30	3,112,523.62	0.39	301	35.54	7.744	610	33.15
35.01 - 40.00	47	7,764,649.10	0.97	337	35.50	6.963	630	37.89
40.01 - 45.00	60	9,149,383.58	1.14	336	36.21	7.308	633	42.51
45.01 - 50.00	95	12,899,639.58	1.61	338	35.16	6.999	635	48.02
50.01 - 55.00	108	16,872,704.99	2.11	341	37.33	7.207	625	52.93
55.01 - 60.00	184	26,142,987.03	3.27	339	36.71	7.548	607	57.86
60.01 - 65.00	229	37,866,393.71	4.73	350	38.20	7.474	616	63.09
65.01 - 70.00	296	50,385,355.77	6.30	351	39.08	7.479	611	68.02
70.01 - 75.00	735	110,808,303.61	13.85	352	40.22	8.293	583	73.69
75.01 - 80.00	554	91,229,786.64	11.40	345	37.59	7.622	622	78.66
80.01 - 85.00	882	147,655,262.49	18.46	351	40.10	7.759	607	83.76
85.01 - 90.00	1,377	252,391,024.34	31.55	349	40.33	7.259	638	89.06
90.01 - 95.00	158	28,775,837.23	3.60	346	39.06	6.361	698	93.30
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	107	$15,182,738.70	1.90	352	42.12	8.692	512	68.14
520 - 539	517	73,237,151.32	9.15	355	41.69	8.822	530	72.99
540 - 559	570	80,610,851.88	10.08	354	40.77	8.809	549	75.33
560 - 579	579	89,896,542.57	11.24	353	39.63	8.230	569	78.46
580 - 599	570	85,979,663.40	10.75	352	40.19	8.207	589	80.34
600 - 619	448	72,172,378.46	9.02	350	38.72	7.739	610	78.90
620 - 639	518	90,090,227.51	11.26	348	39.47	7.237	630	80.85
640 - 659	403	73,639,701.37	9.20	347	38.79	6.849	650	79.39
660 - 679	337	66,872,581.37	8.36	340	38.03	6.568	670	79.90
680 - 699	214	41,057,452.96	5.13	346	38.50	6.381	690	80.88
700 - 719	195	40,074,358.95	5.01	338	38.82	6.238	707	80.85
720 - 739	101	22,080,412.87	2.76	347	36.79	5.970	732	75.90
740 - 759	121	24,344,166.52	3.04	341	37.73	5.984	748	80.40
760 - 779	71	16,199,649.34	2.02	334	34.92	5.947	769	76.84
780 - 799	37	7,732,812.19	0.97	328	32.81	5.908	786	71.71
800 or greater	6	829,319.64	0.10	318	38.28	6.001	804	64.96
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	322	$48,384,852.09	6.05	345	14.27	7.355	626	74.55
20.01 - 25.00	269	40,066,704.97	5.01	339	23.11	7.286	633	75.64
25.01 - 30.00	444	67,311,054.60	8.41	343	28.14	7.291	632	75.76
30.01 - 35.00	576	94,209,663.62	11.78	348	33.06	7.339	632	77.63
35.01 - 40.00	715	115,875,564.80	14.48	352	38.01	7.448	622	78.80
40.01 - 45.00	880	151,936,801.62	18.99	348	43.09	7.547	621	78.92
45.01 - 50.00	1,240	224,614,945.32	28.08	349	48.18	7.531	621	80.58
50.01 - 55.00	348	57,600,422.03	7.20	355	53.20	8.558	569	75.61
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28



AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	774	$189,353,171.11	23.67	352	39.21	6.948	633	75.95
Florida	716	91,367,389.23	11.42	350	39.49	7.710	606	79.77
New York	279	69,767,865.34	8.72	348	40.55	7.278	641	73.55
Massachusetts	241	54,993,885.53	6.87	353	41.24	7.576	617	75.13
Michigan	328	43,559,203.69	5.44	347	37.75	7.761	606	81.18
Maryland	154	28,301,499.91	3.54	347	37.73	7.136	634	80.71
Minnesota	165	26,859,884.49	3.36	345	39.58	7.765	618	81.11
Pennsylvania	186	25,946,450.94	3.24	342	39.82	7.459	616	81.91
Connecticut	133	22,770,887.75	2.85	345	39.29	7.484	616	79.00
Illinois	150	22,276,236.26	2.78	352	38.03	7.879	625	79.38
Wisconsin	139	19,834,532.22	2.48	351	39.88	8.190	620	80.72
Texas	159	19,107,515.14	2.39	337	38.37	8.438	604	77.59
Rhode Island	109	18,738,911.32	2.34	349	39.56	7.401	620	75.12
Washington	91	16,110,839.38	2.01	349	36.18	7.449	636	81.67
Colorado	84	15,099,487.13	1.89	355	41.32	7.294	628	82.53
Georgia	89	11,517,666.48	1.44	344	39.37	8.607	606	80.71
Missouri	89	11,009,593.66	1.38	343	40.33	8.323	594	80.50
Alabama	91	10,297,711.71	1.29	339	40.96	8.482	614	81.71
Indiana	91	9,707,097.09	1.21	349	36.46	7.925	590	81.83
Arizona	70	8,677,329.41	1.08	350	38.79	7.652	623	83.06
Tennessee	74	8,458,984.60	1.06	344	39.19	8.009	605	81.47
New Jersey	39	7,726,290.61	0.97	348	43.26	8.562	610	78.01
New Hampshire	51	7,176,509.94	0.90	353	39.90	7.710	620	75.12
Nevada	26	5,275,305.81	0.66	358	41.40	7.957	602	83.72
Mississippi	50	5,086,764.74	0.64	322	39.73	8.200	597	83.22
Louisiana	51	5,055,831.87	0.63	331	38.79	8.348	590	81.39
North Carolina	38	4,760,901.21	0.60	330	38.16	8.705	603	80.59
Maine	40	4,647,872.25	0.58	326	35.83	7.331	620	73.38
Delaware	24	4,074,702.64	0.51	358	39.99	7.478	606	78.10
Hawaii	17	3,992,641.53	0.50	348	40.31	7.325	619	74.69
Kansas	30	3,747,930.97	0.47	331	38.94	8.135	629	85.10
Ohio	32	3,551,513.84	0.44	350	39.49	8.099	600	84.07
Nebraska	30	3,514,430.30	0.44	333	35.57	7.995	605	78.62
Oklahoma	37	3,485,277.45	0.44	336	37.92	8.409	605	79.93
Iowa	35	3,416,464.44	0.43	346	34.57	8.075	608	81.25
Oregon	17	2,154,588.08	0.27	358	33.24	7.263	631	79.87
Utah	13	1,875,014.06	0.23	331	40.54	7.213	608	83.81
South Carolina	13	1,867,922.32	0.23	333	38.68	7.593	622	80.23
Arkansas	11	1,096,433.54	0.14	357	39.23	9.543	589	83.83
Vermont	4	1,023,285.19	0.13	357	39.28	6.508	647	77.83
Idaho	5	806,034.32	0.10	357	43.34	8.805	627	89.61
Kentucky	7	752,851.29	0.09	335	24.24	8.249	621	85.72
New Mexico	4	375,988.02	0.05	354	35.68	9.567	546	74.51
Wyoming	3	346,974.27	0.04	358	42.58	7.429	613	85.36
South Dakota	3	270,938.74	0.03	357	35.13	7.920	663	81.66
Montana	2	161,399.23	0.02	311	28.76	6.204	731	67.69
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28


DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	4,511	$753,142,277.94	94.14	348	39.77	7.553	619	78.46
Non-Owner Occupied	210	34,640,118.56	4.33	348	29.85	7.108	660	75.08
Second Home	73	12,217,612.55	1.53	355	39.07	7.318	636	76.53
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	3,125	$515,197,236.36	64.40	346	39.30	7.393	623	79.26
Stated Documentation	1,062	174,413,985.76	21.80	352	40.06	7.910	620	74.75
Limited Documentation	607	110,388,786.93	13.80	353	38.31	7.570	613	79.30
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	4,309	$722,821,261.37	90.35	349	39.28	7.550	619	78.14
Purchase	16	2,217,150.50	0.28	352	37.79	8.231	625	84.69
Refinance-Debt Consolidation No Cash Out***	469	74,961,597.18	9.37	346	39.83	7.320	640	79.50
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
8A	371	$77,945,932.75	9.74	338	35.84	5.916	748	76.83
7A	336	66,234,738.71	8.28	342	39.24	6.264	697	81.59
6A	301	61,057,168.51	7.63	341	37.92	6.439	670	80.09
5A	336	63,371,038.51	7.92	347	39.01	6.691	650	79.54
4A	396	70,890,177.18	8.86	350	39.17	6.966	634	81.63
3A	294	49,342,199.20	6.17	348	38.38	7.260	619	79.75
2A	867	139,181,998.43	17.40	351	39.44	7.832	593	81.30
A	438	66,458,003.20	8.31	353	39.56	8.583	578	81.42
B	840	120,251,974.29	15.03	354	42.15	8.883	549	75.43
C	564	79,735,271.32	9.97	354	40.34	8.763	557	68.67
D	51	5,531,506.95	0.69	347	38.10	9.330	542	55.92
Total:	**4,794**	**$800,000,009.05**	**100.00**	**348**	**39.33**	**7.530**	**621**	**78.28**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	4,077	$673,153,676.25	84.14	348	39.31	7.560	619	78.58
Two-to Four-Family	254	55,813,317.61	6.98	350	39.49	7.334	644	74.34
Condominium	181	29,354,851.91	3.67	349	38.58	7.263	626	78.64
PUD Detached	123	25,603,289.09	3.20	350	41.55	7.504	613	81.52
Manufactured Housing	113	10,794,687.55	1.35	339	36.93	7.459	623	70.33
Single Family Attached	36	3,913,767.67	0.49	336	38.10	7.541	621	81.05
PUD Attached	10	1,366,418.97	0.17	340	41.66	7.567	624	81.74
Total:	**4,794**	**$800,000,009.05**	**100.00**	**348**	**39.33**	**7.530**	**621**	**78.28**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,167	$192,508,947.58	24.06	349	38.95	7.981	619	77.72
12	289	65,061,382.06	8.13	347	39.81	6.802	652	74.83
24	15	3,914,105.18	0.49	352	41.15	7.325	609	74.00
30	15	3,771,782.10	0.47	333	42.00	7.356	619	82.71
36	3,308	534,743,792.13	66.84	348	39.38	7.459	617	78.91
Total:	**4,794**	**$800,000,009.05**	**100.00**	**348**	**39.33**	**7.530**	**621**	**78.28**



DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	4,473	$652,631,445.63	81.58	347	39.31	7.683	615	78.51
Non-Conforming	321	147,368,563.42	18.42	353	39.44	6.853	646	77.30
Total:	4,794	$800,000,009.05	100.00	348	39.33	7.530	621	78.28

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	15	$4,358,031.22	0.84	358	38.84	5.302	720	76.70
11.500 - 11.999	123	29,148,585.10	5.61	358	38.25	5.862	656	80.34
12.000 - 12.499	123	28,242,158.66	5.43	354	40.21	6.230	639	83.46
12.500 - 12.999	410	78,066,807.82	15.01	356	38.88	6.802	628	82.37
13.000 - 13.499	231	39,754,920.30	7.65	355	40.09	7.255	598	79.13
13.500 - 13.999	646	104,925,604.46	20.18	353	40.17	7.759	590	79.84
14.000 - 14.499	207	35,008,556.15	6.73	355	40.16	8.259	580	77.87
14.500 - 14.999	657	92,482,736.50	17.79	354	40.75	8.763	575	78.44
15.000 - 15.499	195	24,626,797.77	4.74	355	41.12	9.257	567	77.90
15.500 - 15.999	374	50,538,023.49	9.72	355	41.28	9.756	564	77.80
16.000 - 16.499	73	8,745,487.81	1.68	355	38.85	10.254	556	77.36
16.500 - 16.999	136	14,868,240.49	2.86	355	43.34	10.734	567	77.10
17.000 - 17.499	30	3,050,427.46	0.59	354	36.78	11.209	569	77.68
17.500 - 17.999	31	3,926,150.20	0.76	347	39.12	11.736	559	74.82
18.000 - 18.499	8	908,796.99	0.17	358	46.73	12.283	583	75.81
18.500 - 18.999	9	1,184,458.59	0.23	358	41.59	12.717	574	77.62
19.000 - 19.499	1	163,860.44	0.03	355	47.00	13.050	573	85.00
Total:	3,269	$519,999,643.45	100.00	355	40.16	8.042	595	79.51



DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	15	$4,358,031.22	0.84	358	38.84	5.302	720	76.70
5.500 - 5.999	123	29,148,585.10	5.61	358	38.25	5.862	656	80.34
6.000 - 6.499	123	28,242,158.66	5.43	354	40.21	6.230	639	83.46
6.500 - 6.999	410	78,066,807.82	15.01	356	38.88	6.802	628	82.37
7.000 - 7.499	231	39,754,920.30	7.65	355	40.09	7.255	598	79.13
7.500 - 7.999	646	104,925,604.46	20.18	353	40.17	7.759	590	79.84
8.000 - 8.499	207	35,008,556.15	6.73	355	40.16	8.259	580	77.87
8.500 - 8.999	657	92,482,736.50	17.79	354	40.75	8.763	575	78.44
9.000 - 9.499	195	24,626,797.77	4.74	355	41.12	9.257	567	77.90
9.500 - 9.999	374	50,538,023.49	9.72	355	41.28	9.756	564	77.80
10.000 - 10.499	73	8,745,487.81	1.68	355	38.85	10.254	556	77.36
10.500 - 10.999	136	14,868,240.49	2.86	355	43.34	10.734	567	77.10
11.000 - 11.499	30	3,050,427.46	0.59	354	36.78	11.209	569	77.68
11.500 - 11.999	31	3,926,150.20	0.76	347	39.12	11.736	559	74.82
12.000 - 12.499	8	908,796.99	0.17	358	46.73	12.283	583	75.81
12.500 - 12.999	9	1,184,458.59	0.23	358	41.59	12.717	574	77.62
13.000 - 13.499	1	163,860.44	0.03	355	47.00	13.050	573	85.00
Total:	3,269	$519,999,643.45	100.00	355	40.16	8.042	595	79.51

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
3.750 - 3.999	2	$209,554.19	0.04	358	29.08	6.990	697	88.77
4.000 - 4.249	2	273,507.00	0.05	358	46.26	6.559	668	83.56
4.250 - 4.499	1	83,333.01	0.02	358	3.00	5.990	774	89.78
4.500 - 4.749	7	1,387,204.24	0.27	358	39.29	6.679	669	85.10
4.750 - 4.999	78	17,175,802.82	3.30	355	36.08	6.382	723	84.35
5.000 - 5.249	128	24,074,493.77	4.63	353	39.59	6.865	687	85.75
5.250 - 5.499	99	19,552,235.39	3.76	353	39.28	6.888	667	83.00
5.500 - 5.749	174	33,281,027.03	6.40	357	40.05	6.948	646	82.19
5.750 - 5.999	287	50,720,961.09	9.75	354	40.46	7.258	624	83.56
6.000 - 6.249	945	152,026,779.47	29.24	354	39.68	7.873	592	81.95
6.250 - 6.499	372	55,490,466.20	10.67	356	40.05	8.720	574	81.29
6.500 - 6.749	730	103,259,838.16	19.86	355	41.73	8.933	548	75.66
6.750 - 6.999	444	62,464,441.08	12.01	356	40.37	8.912	553	68.64
Total:	3,269	$519,999,643.45	100.00	355	40.16	8.042	595	79.51


DESCRIPTION OF THE TOTAL COLLATERAL SELECTION DATE MORTGAGE LOANS

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
August 2005	2	$296,299.42	0.06	352	48.72	7.791	622	80.30
September 2005	279	41,603,501.88	8.00	351	40.31	8.983	585	76.47
October 2005	11	2,163,051.74	0.42	354	42.74	8.482	612	87.02
November 2005	129	19,073,214.13	3.67	352	41.29	9.065	580	81.62
December 2005	52	8,541,793.82	1.64	347	39.15	8.462	590	78.89
January 2006	276	49,734,662.15	9.56	353	40.09	7.991	613	82.18
February 2006	2,122	338,674,594.41	65.13	356	40.07	7.937	595	79.58
March 2006	398	59,912,525.90	11.52	355	40.31	7.627	592	78.17
Total:	**3,269**	**$519,999,643.45**	**100.00**	**355**	**40.16**	**8.042**	**595**	**79.51**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	3,269	$519,999,643.45	100.00	355	40.16	8.042	595	79.51
Total:	**3,269**	**$519,999,643.45**	**100.00**	**355**	**40.16**	**8.042**	**595**	**79.51**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	3,269	$519,999,643.45	100.00	355	40.16	8.042	595	79.51
Total:	**3,269**	**$519,999,643.45**	**100.00**	**355**	**40.16**	**8.042**	**595**	**79.51**



DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Collateral Summary		
Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).		
	Summary Statistics	**Range (if applicable)**
Number of Mortgage Loans:	3,222	
Aggregate Current Principal Balance:	$520,000,039.79	$41,202.25 - $522,004.91
Average Current Principal Balance:	$161,390.45	
Aggregate Original Principal Balance:	$521,252,689.00	$60,000.00 - $523,000.00
Average Original Principal Balance:	$161,779.23	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.543%	5.250% - 12.990%
Wtd. Avg. Original Term (months):	350	120 - 360
Wtd. Avg. Remaining Term (months):	348	118 - 359
Wtd. Avg. Margin (ARM Loans Only):	6.059%	3.870% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.063%	11.250% - 18.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.063%	5.250% - 12.990%
Wtd. Avg. Original LTV:	79.08%	15.98% - 95.00%
Wtd. Avg. Borrower FICO:	621	518 - 809
Geographic Distribution (Top 5):	CA 19.92%	
	FL 12.27%	
	NY 8.20%	
	MA 7.13%	
	MI 5.74%	



DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	2,161	$338,000,003.29	65.00	355	40.32	8.063	595	80.20
Fixed Rate	1,061	182,000,036.50	35.00	334	37.77	6.577	668	77.00
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	637	$57,156,208.00	10.97	343	37.57	8.211	600	76.35
100,000.01 - 150,000.00	1,069	133,584,199.00	25.63	343	38.14	7.738	614	78.38
150,000.01 - 200,000.00	700	121,491,960.00	23.31	348	39.21	7.527	622	78.52
200,000.01 - 250,000.00	439	97,913,174.00	18.78	352	40.13	7.414	622	79.71
250,000.01 - 300,000.00	243	66,528,660.00	12.76	353	41.72	7.135	633	80.36
300,000.01 - 350,000.00	114	36,362,138.00	6.98	349	41.33	7.151	631	82.81
350,000.01 - 400,000.00	8	2,946,150.00	0.57	357	40.85	6.540	689	84.12
400,000.01 - 450,000.00	9	3,812,700.00	0.73	343	41.15	6.425	705	80.70
450,000.01 - 500,000.00	2	934,500.00	0.18	358	40.30	7.262	664	88.60
500,000.01 - 550,000.00	1	523,000.00	0.10	358	46.00	6.250	759	82.36
Total:	3,222	$521,252,689.00	100.00	347	39.43	7.543	621	79.07

*Based on the original balances of the Mortgage Loans.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0.01 - 50,000.00	1	$41,202.25	0.01	176	45.00	9.400	579	55.83
50,000.01 - 100,000.00	641	57,437,156.08	11.05	342	37.54	8.206	600	76.35
100,000.01 - 150,000.00	1,066	133,045,276.33	25.59	344	38.17	7.736	614	78.38
150,000.01 - 200,000.00	699	121,115,317.62	23.29	348	39.20	7.530	621	78.54
200,000.01 - 250,000.00	438	97,503,024.85	18.75	352	40.11	7.412	622	79.74
250,000.01 - 300,000.00	243	66,388,367.71	12.77	353	41.72	7.135	633	80.35
300,000.01 - 350,000.00	114	36,282,731.79	6.98	349	41.33	7.151	631	82.81
350,000.01 - 400,000.00	9	3,337,635.75	0.64	342	41.83	6.535	695	83.58
400,000.01 - 450,000.00	8	3,394,283.26	0.65	356	40.21	6.414	700	80.82
450,000.01 - 500,000.00	2	933,039.24	0.18	358	40.30	7.262	664	88.60
500,000.01 - 550,000.00	1	522,004.91	0.10	358	46.00	6.250	759	82.36
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
61 - 120	7	$749,457.79	0.14	118	38.11	5.956	700	78.79
121 - 180	113	14,753,760.07	2.84	177	35.74	6.946	659	71.51
181 - 240	110	17,609,533.60	3.39	237	38.33	6.730	666	76.90
241 - 300	20	2,893,144.44	0.56	298	32.66	6.168	680	76.70
301 - 360	2,972	483,994,143.89	93.08	357	39.63	7.602	617	79.40
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08



DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	11	$2,145,384.56	0.41	358	36.77	5.320	701	79.48
5.500 - 5.999	513	92,889,376.15	17.86	338	36.82	5.773	696	78.11
6.000 - 6.499	246	45,089,206.76	8.67	344	38.19	6.206	653	79.52
6.500 - 6.999	481	82,756,011.85	15.91	348	38.85	6.799	640	80.61
7.000 - 7.499	215	35,619,297.25	6.85	352	40.56	7.244	609	79.67
7.500 - 7.999	579	91,308,412.27	17.56	347	40.12	7.761	600	79.59
8.000 - 8.499	159	25,046,392.20	4.82	353	39.16	8.269	579	77.08
8.500 - 8.999	489	71,252,100.27	13.70	353	40.65	8.764	579	78.71
9.000 - 9.499	132	18,358,876.55	3.53	353	40.73	9.261	573	78.98
9.500 - 9.999	244	35,280,474.32	6.78	353	42.37	9.755	565	78.26
10.000 - 10.499	48	6,360,327.44	1.22	353	40.19	10.223	563	77.69
10.500 - 10.999	68	8,628,743.09	1.66	357	43.59	10.735	571	78.61
11.000 - 11.499	11	1,592,712.89	0.31	356	36.06	11.198	567	77.12
11.500 - 11.999	16	2,118,914.70	0.41	338	38.88	11.718	571	78.39
12.000 - 12.499	3	505,184.91	0.10	358	45.20	12.303	595	76.77
12.500 - 12.999	7	1,048,624.58	0.20	358	42.09	12.733	576	77.91
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	4	$467,860.14	0.09	334	31.72	6.238	648	21.28
25.01 - 30.00	8	1,131,971.24	0.22	347	36.77	7.705	619	28.70
30.01 - 35.00	18	2,253,661.51	0.43	301	34.76	7.370	623	33.39
35.01 - 40.00	25	3,286,311.52	0.63	346	36.29	7.136	640	37.76
40.01 - 45.00	41	6,016,582.99	1.16	333	37.35	7.065	642	42.65
45.01 - 50.00	43	6,168,684.15	1.19	331	36.66	7.011	635	47.71
50.01 - 55.00	67	10,135,353.61	1.95	333	37.13	6.999	630	52.95
55.01 - 60.00	120	18,448,098.18	3.55	336	37.51	7.501	613	57.76
60.01 - 65.00	137	21,487,584.06	4.13	346	37.85	7.514	609	63.31
65.01 - 70.00	184	31,266,250.06	6.01	350	38.22	7.455	613	68.11
70.01 - 75.00	445	68,018,439.42	13.08	352	40.54	8.336	584	73.72
75.01 - 80.00	377	59,078,689.70	11.36	346	38.22	7.541	625	78.67
80.01 - 85.00	625	99,748,617.58	19.18	349	40.02	7.769	607	83.84
85.01 - 90.00	1,029	174,789,473.58	33.61	349	40.21	7.320	636	89.08
90.01 - 95.00	99	17,702,462.05	3.40	353	38.73	6.448	693	92.63
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08


DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	11	$1,484,059.00	0.29	358	38.79	8.351	519	68.61
520 - 539	318	47,648,838.60	9.16	357	42.17	8.808	530	74.00
540 - 559	379	55,875,148.52	10.75	355	41.23	8.716	550	75.68
560 - 579	384	58,777,658.33	11.30	353	40.11	8.242	570	79.72
580 - 599	374	56,514,278.97	10.87	352	40.10	8.253	590	80.94
600 - 619	316	50,243,694.92	9.66	349	39.50	7.805	611	79.31
620 - 639	381	62,016,848.26	11.93	347	39.41	7.204	630	80.78
640 - 659	292	50,413,005.25	9.69	344	37.93	6.910	650	80.32
660 - 679	244	43,411,571.19	8.35	340	38.55	6.590	670	80.67
680 - 699	147	26,073,178.98	5.01	343	39.80	6.371	690	80.63
700 - 719	143	26,075,583.51	5.01	333	37.14	6.267	707	80.75
720 - 739	69	12,333,500.77	2.37	346	37.89	6.024	731	80.80
740 - 759	81	14,749,494.60	2.84	335	37.09	6.007	749	78.83
760 - 779	48	8,539,463.01	1.64	331	32.41	6.017	768	78.86
780 - 799	30	5,089,327.11	0.98	331	33.22	6.029	785	72.46
800 or greater	5	754,388.77	0.15	314	37.61	5.962	804	66.57
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	196	$28,407,666.15	5.46	345	14.22	7.344	633	74.85
20.01 - 25.00	170	24,893,938.27	4.79	341	23.26	7.153	636	76.49
25.01 - 30.00	294	45,556,134.95	8.76	340	28.23	7.205	638	78.68
30.01 - 35.00	396	61,030,636.63	11.74	346	33.04	7.482	624	78.71
35.01 - 40.00	485	76,992,004.93	14.81	350	38.04	7.421	623	78.78
40.01 - 45.00	595	99,900,903.47	19.21	349	43.15	7.539	621	79.69
45.01 - 50.00	885	151,029,603.77	29.04	348	48.11	7.593	620	80.94
50.01 - 55.00	201	32,189,151.62	6.19	355	53.19	8.682	565	76.13
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08


DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	514	$103,583,531.79	19.92	350	38.93	7.115	628	75.28
Florida	466	63,802,188.93	12.27	351	40.05	7.667	606	80.97
New York	195	42,643,208.50	8.20	344	39.75	7.077	654	73.16
Massachusetts	179	37,063,288.83	7.13	353	40.60	7.632	614	74.76
Michigan	219	29,832,003.40	5.74	351	38.89	7.777	604	82.58
Minnesota	127	20,479,906.38	3.94	345	39.41	7.827	618	81.81
Maryland	109	17,586,681.50	3.38	342	37.90	7.107	644	82.30
Connecticut	106	17,151,821.59	3.30	346	38.77	7.602	608	80.05
Pennsylvania	122	16,910,911.47	3.25	341	40.04	7.412	618	83.18
Rhode Island	93	15,792,484.19	3.04	348	39.13	7.279	625	75.49
Wisconsin	100	14,930,081.50	2.87	350	40.23	8.105	621	82.21
Illinois	94	14,335,117.40	2.76	349	38.62	7.840	627	81.87
Colorado	67	11,820,626.50	2.27	357	39.88	7.366	617	83.65
Washington	66	10,746,842.42	2.07	350	38.84	7.395	629	81.89
Texas	86	10,671,037.60	2.05	336	40.34	8.231	610	79.02
Georgia	61	7,824,821.18	1.50	340	37.49	8.524	621	81.55
Arizona	53	6,974,583.09	1.34	349	38.88	7.580	626	83.42
Alabama	52	6,678,668.12	1.28	341	40.25	8.354	616	84.08
New Hampshire	43	6,176,898.32	1.19	352	40.14	7.481	627	75.64
Indiana	52	6,000,597.51	1.15	356	37.68	7.675	594	85.05
New Jersey	28	5,712,167.74	1.10	350	45.01	8.462	614	77.48
Tennessee	43	5,649,791.01	1.09	351	40.35	7.676	612	83.99
Missouri	44	5,515,977.31	1.06	343	39.64	8.286	594	81.28
Nevada	22	3,919,753.37	0.75	358	39.30	8.030	596	83.45
North Carolina	23	3,498,309.55	0.67	345	39.72	8.526	595	80.98
Mississippi	28	3,403,372.41	0.65	317	39.85	8.039	605	84.10
Maine	26	3,360,579.91	0.65	320	37.36	7.192	631	75.12
Delaware	20	3,263,863.64	0.63	358	40.28	7.491	622	84.23
Louisiana	25	3,030,411.37	0.58	329	41.01	8.099	595	81.42
Kansas	21	2,981,919.56	0.57	324	39.23	7.901	644	87.59
Hawaii	12	2,917,510.92	0.56	344	39.28	7.391	618	76.08
Ohio	23	2,872,229.44	0.55	355	39.73	8.086	597	85.74
Oklahoma	18	2,166,882.20	0.42	337	37.64	8.050	607	81.21
Iowa	18	1,963,724.84	0.38	341	36.07	7.889	620	82.16
Nebraska	16	1,932,488.05	0.37	318	37.62	8.243	597	84.69
Utah	12	1,736,505.30	0.33	329	41.62	7.091	612	84.51
Oregon	10	1,406,485.42	0.27	358	33.33	6.839	650	82.51
South Carolina	7	1,027,746.68	0.20	327	36.93	7.794	634	81.93
Arkansas	8	882,429.16	0.17	357	40.67	9.356	586	85.08
Kentucky	4	544,788.69	0.10	346	25.90	8.047	636	86.16
Vermont	2	341,235.60	0.07	357	49.38	7.358	667	90.00
Idaho	3	322,573.73	0.06	358	33.90	7.448	653	89.72
South Dakota	2	201,309.34	0.04	358	32.39	8.065	670	82.39
Wyoming	1	130,315.19	0.03	358	46.00	7.750	590	75.00
New Mexico	1	114,646.64	0.02	355	49.00	8.500	571	70.99
Montana	1	97,722.50	0.02	358	26.00	6.500	717	66.60
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	3,026	$487,604,212.13	93.77	347	39.93	7.568	619	79.26
Non-Owner Occupied	149	24,950,596.84	4.80	350	29.85	7.079	658	74.99
Second Home	47	7,445,230.82	1.43	354	38.48	7.475	628	80.72
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	2,078	$329,879,493.93	63.44	345	39.44	7.404	623	80.53
Stated Documentation	738	119,760,629.56	23.03	351	39.93	7.913	619	74.53
Limited Documentation	406	70,359,916.30	13.53	355	38.50	7.563	614	80.02
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,867	$468,235,926.72	90.05	348	39.39	7.543	620	78.88
Purchase	10	1,334,113.21	0.26	358	33.31	8.865	619	86.86
Refinance-Debt Consolidation No Cash Out***	345	50,429,999.86	9.70	344	39.92	7.513	632	80.71
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
8A	264	$46,729,685.47	8.99	335	35.39	5.997	748	78.26
7A	235	42,469,461.57	8.17	339	38.89	6.243	696	81.09
6A	218	39,143,126.00	7.53	340	38.41	6.430	669	81.12
5A	250	43,441,801.68	8.35	345	38.25	6.790	650	80.73
4A	298	49,344,325.68	9.49	349	39.00	6.931	635	81.66
3A	209	33,498,741.77	6.44	346	39.34	7.367	617	80.19
2A	568	88,772,385.72	17.07	350	39.29	7.854	592	82.31
A	304	46,051,562.86	8.86	354	40.38	8.506	580	82.08
B	532	78,911,709.07	15.18	354	42.49	8.867	550	76.26
C	315	48,059,020.97	9.24	355	40.61	8.739	565	68.98
D	29	3,578,219.00	0.69	354	38.42	9.224	544	56.49
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	2,733	$434,658,744.48	83.59	347	39.42	7.570	618	79.55
Two-to Four-Family	196	41,877,844.47	8.05	349	39.40	7.382	646	74.78
PUD Detached	79	12,818,164.52	2.47	352	41.31	7.894	607	82.05
Condominium	125	19,955,183.78	3.84	352	39.34	7.236	624	77.41
Manufactured Housing	59	6,714,004.41	1.29	341	37.50	7.223	625	72.28
PUD Attached	7	1,083,360.23	0.21	336	40.77	7.452	633	83.58
Single Family Attached	23	2,892,737.90	0.56	332	37.52	7.172	633	82.09
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	730	$113,472,160.84	21.82	347	39.12	7.948	622	79.33
12	230	46,425,686.80	8.93	343	39.16	6.753	658	74.09
24	8	1,345,537.17	0.26	358	42.08	8.118	559	66.32
30	11	2,337,141.30	0.45	343	42.67	7.982	583	80.78
36	2,243	356,419,513.68	68.54	348	39.53	7.512	616	79.68
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08


DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08
Total:	3,222	$520,000,039.79	100.00	348	39.43	7.543	621	79.08

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	9	$1,706,985.53	0.51	358	35.68	5.316	708	82.13
11.500 - 11.999	85	15,480,535.41	4.58	357	38.27	5.902	657	82.38
12.000 - 12.499	91	17,339,298.17	5.13	354	39.02	6.246	648	84.49
12.500 - 12.999	311	52,785,591.57	15.62	356	39.06	6.822	625	82.41
13.000 - 13.499	168	27,643,358.20	8.18	355	40.33	7.245	603	79.95
13.500 - 13.999	434	68,837,414.60	20.37	353	40.56	7.768	591	80.57
14.000 - 14.499	137	22,025,546.79	6.52	355	39.57	8.275	576	78.28
14.500 - 14.999	434	63,314,362.60	18.73	354	40.84	8.768	575	79.09
15.000 - 15.499	123	17,030,595.59	5.04	355	41.17	9.258	570	78.71
15.500 - 15.999	227	33,062,026.85	9.78	355	42.10	9.753	564	77.93
16.000 - 16.499	42	5,622,435.95	1.66	354	40.32	10.224	560	78.80
16.500 - 16.999	65	8,108,650.12	2.40	357	43.83	10.733	572	78.64
17.000 - 17.499	11	1,592,712.89	0.47	356	36.06	11.198	567	77.12
17.500 - 17.999	14	1,896,679.53	0.56	336	38.14	11.691	572	77.98
18.000 - 18.499	3	505,184.91	0.15	358	45.20	12.303	595	76.77
18.500 - 18.999	7	1,048,624.58	0.31	358	42.09	12.733	576	77.91
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20



DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	9	$1,706,985.53	0.51	358	35.68	5.316	708	82.13
5.500 - 5.999	85	15,480,535.41	4.58	357	38.27	5.902	657	82.38
6.000 - 6.499	91	17,339,298.17	5.13	354	39.02	6.246	648	84.49
6.500 - 6.999	311	52,785,591.57	15.62	356	39.06	6.822	625	82.41
7.000 - 7.499	168	27,643,358.20	8.18	355	40.33	7.245	603	79.95
7.500 - 7.999	434	68,837,414.60	20.37	353	40.56	7.768	591	80.57
8.000 - 8.499	137	22,025,546.79	6.52	355	39.57	8.275	576	78.28
8.500 - 8.999	434	63,314,362.60	18.73	354	40.84	8.768	575	79.09
9.000 - 9.499	123	17,030,595.59	5.04	355	41.17	9.258	570	78.71
9.500 - 9.999	227	33,062,026.85	9.78	355	42.10	9.753	564	77.93
10.000 - 10.499	42	5,622,435.95	1.66	354	40.32	10.224	560	78.80
10.500 - 10.999	65	8,108,650.12	2.40	357	43.83	10.733	572	78.64
11.000 - 11.499	11	1,592,712.89	0.47	356	36.06	11.198	567	77.12
11.500 - 11.999	14	1,896,679.53	0.56	336	38.14	11.691	572	77.98
12.000 - 12.499	3	505,184.91	0.15	358	45.20	12.303	595	76.77
12.500 - 12.999	7	1,048,624.58	0.31	358	42.09	12.733	576	77.91
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
3.750 - 3.999	2	$209,554.19	0.06	358	29.08	6.990	697	88.77
4.000 - 4.249	2	273,507.00	0.08	358	46.26	6.559	668	83.56
4.250 - 4.499	1	83,333.01	0.02	358	3.00	5.990	774	89.78
4.500 - 4.749	6	798,461.59	0.24	358	41.72	5.890	738	89.83
4.750 - 4.999	55	9,682,313.79	2.86	353	34.22	6.471	721	87.73
5.000 - 5.249	88	15,323,223.99	4.53	352	41.87	6.716	687	86.93
5.250 - 5.499	69	11,338,332.28	3.35	354	40.98	7.013	666	85.52
5.500 - 5.749	123	21,996,515.15	6.51	357	38.88	7.146	646	83.59
5.750 - 5.999	205	33,393,338.44	9.88	355	40.02	7.249	625	83.82
6.000 - 6.249	630	98,115,632.23	29.03	353	39.46	7.907	591	82.66
6.250 - 6.499	249	37,120,409.17	10.98	356	40.65	8.650	575	82.43
6.500 - 6.749	488	72,891,146.39	21.57	355	42.11	8.876	549	75.59
6.750 - 6.999	243	36,774,236.06	10.88	357	40.70	8.941	562	68.47
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP I COLLATERAL SELECTION DATE MORTGAGE LOANS

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
August 2005	2	$296,299.42	0.09	352	48.72	7.791	622	80.30
September 2005	180	28,490,822.42	8.43	351	41.28	8.868	591	76.86
October 2005	8	1,312,602.43	0.39	354	39.73	9.375	570	85.85
November 2005	83	12,634,868.60	3.74	351	40.30	8.873	588	81.93
December 2005	33	5,605,937.55	1.66	346	41.21	8.485	586	79.20
January 2006	176	28,295,508.06	8.37	353	40.22	7.965	609	82.83
February 2006	1,408	220,072,943.54	65.11	356	40.11	7.985	595	80.42
March 2006	271	41,291,021.27	12.22	356	40.68	7.649	592	78.94
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20
Total:	2,161	$338,000,003.29	100.00	355	40.32	8.063	595	80.20


Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,572	
Aggregate Current Principal Balance:	$279,999,969.26	$57,373.67 - $823,189.84
Average Current Principal Balance:	$178,117.03	
Aggregate Original Principal Balance:	$280,630,713.00	$60,000.00 - $825,000.00
Average Original Principal Balance:	$178,518.27	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.507%	5.250% - 13.050%
Wtd. Avg. Original Term (months):	352	120 - 360
Wtd. Avg. Remaining Term (months):	350	118 - 359
Wtd. Avg. Margin (ARM Loans Only):	6.033%	4.500% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.003%	11.250% - 19.050%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.003%	5.250% - 13.050%
Wtd. Avg. Original LTV:	76.81%	18.69% - 95.00%
Wtd. Avg. Borrower FICO:	620	500 - 808
Geographic Distribution (Top 5):	CA 30.63%	
	FL 9.84%	
	NY 9.69%	
	MA 6.40%	
	MI 4.90%	

Banc of America Securities LLC   Greenwich Capital Markets, Inc.


DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	1,108	$181,999,640.16	65.00	355	39.88	8.003	595	78.24
Fixed Rate	464	98,000,329.10	35.00	341	37.79	6.585	667	74.15
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	838	$59,307,557.00	21.13	339	37.04	8.636	596	72.27
100,000.01 - 150,000.00	161	19,677,615.00	7.01	346	39.83	8.267	577	77.22
150,000.01 - 200,000.00	121	21,246,409.00	7.57	350	39.22	7.680	595	79.24
200,000.01 - 250,000.00	78	17,363,878.00	6.19	353	41.98	8.062	581	79.71
250,000.01 - 300,000.00	36	9,874,920.00	3.52	354	39.60	7.788	587	81.55
300,000.01 - 350,000.00	53	17,760,438.00	6.33	352	40.21	7.229	618	84.06
350,000.01 - 400,000.00	78	29,065,850.00	10.36	350	41.10	7.311	631	79.74
400,000.01 - 450,000.00	57	24,285,167.00	8.65	353	41.43	6.786	648	83.47
450,000.01 - 500,000.00	35	16,674,199.00	5.94	347	36.51	6.889	654	75.25
500,000.01 - 550,000.00	53	27,847,491.00	9.92	355	39.16	6.784	655	77.69
550,000.01 - 600,000.00	53	31,091,889.00	11.08	358	38.98	6.623	644	72.85
600,000.01 - 650,000.00	2	1,240,300.00	0.44	358	41.86	5.627	722	62.44
650,000.01 - 700,000.00	2	1,360,000.00	0.48	358	30.47	5.624	699	40.25
700,000.01 - 750,000.00	3	2,250,000.00	0.80	358	28.00	5.713	712	54.40
750,000.01 - 800,000.00	1	760,000.00	0.27	358	37.00	5.500	776	63.33
800,000.01 - 850,000.00	1	825,000.00	0.29	358	50.00	5.500	785	63.46
Total:	1,572	$280,630,713.00	100.00	350	39.15	7.506	620	76.81

*Based on the original balances of the Mortgage Loans.



DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	838	$59,162,040.99	21.13	340	37.04	8.636	596	72.27
100,000.01 - 150,000.00	161	19,638,873.50	7.01	346	39.83	8.267	577	77.22
150,000.01 - 200,000.00	121	21,202,938.63	7.57	350	39.22	7.680	595	79.24
200,000.01 - 250,000.00	78	17,330,018.77	6.19	353	41.98	8.062	581	79.71
250,000.01 - 300,000.00	36	9,857,404.61	3.52	354	39.60	7.788	587	81.54
300,000.01 - 350,000.00	55	18,415,688.00	6.58	352	40.49	7.237	619	84.28
350,000.01 - 400,000.00	76	28,294,532.21	10.11	350	40.94	7.308	630	79.49
400,000.01 - 450,000.00	57	24,227,307.65	8.65	353	41.43	6.786	648	83.47
450,000.01 - 500,000.00	35	16,626,631.96	5.94	347	36.51	6.889	654	75.25
500,000.01 - 550,000.00	54	28,340,337.00	10.12	356	39.37	6.823	652	77.56
550,000.01 - 600,000.00	52	30,483,448.07	10.89	358	38.78	6.585	646	72.88
600,000.01 - 650,000.00	2	1,237,642.36	0.44	358	41.86	5.627	722	62.44
650,000.01 - 700,000.00	2	1,357,084.02	0.48	358	30.47	5.624	699	40.25
700,000.01 - 750,000.00	3	2,244,499.20	0.80	358	28.00	5.713	712	54.40
750,000.01 - 800,000.00	1	758,332.45	0.27	358	37.00	5.500	776	63.33
800,000.01 - 850,000.00	1	823,189.84	0.29	358	50.00	5.500	785	63.46
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
61 - 120	7	$456,303.37	0.16	118	31.68	6.949	637	55.54
121 - 180	65	7,472,496.13	2.67	177	32.94	7.044	663	73.46
181 - 240	55	5,817,651.07	2.08	237	40.36	7.654	630	77.26
241 - 300	1	68,349.49	0.02	298	19.00	7.750	615	70.62
301 - 360	1,444	266,185,169.20	95.07	357	39.31	7.517	619	76.93
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81


DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	6	$2,651,045.69	0.95	358	40.87	5.293	728	73.20
5.500 - 5.999	192	63,205,537.62	22.57	349	37.29	5.724	699	75.67
6.000 - 6.499	73	20,748,536.66	7.41	345	38.55	6.191	641	80.45
6.500 - 6.999	171	38,501,073.65	13.75	349	38.50	6.760	639	80.29
7.000 - 7.499	73	13,793,719.30	4.93	354	40.12	7.270	593	76.51
7.500 - 7.999	284	49,588,161.80	17.71	349	39.39	7.740	589	76.12
8.000 - 8.499	89	14,653,531.42	5.23	352	41.10	8.232	584	75.99
8.500 - 8.999	258	32,235,063.43	11.51	352	40.35	8.750	577	76.30
9.000 - 9.499	82	8,546,364.57	3.05	352	41.58	9.256	559	74.92
9.500 - 9.999	168	19,573,771.98	6.99	351	39.97	9.758	565	76.16
10.000 - 10.499	41	4,021,180.17	1.44	346	36.60	10.311	552	72.90
10.500 - 10.999	81	7,449,901.17	2.66	346	41.94	10.738	562	75.40
11.000 - 11.499	23	1,897,246.47	0.68	352	39.94	11.252	563	78.12
11.500 - 11.999	19	2,154,857.13	0.77	357	40.58	11.787	555	72.46
12.000 - 12.499	7	541,176.28	0.19	357	44.96	12.233	595	75.88
12.500 - 12.999	4	274,941.48	0.10	355	43.18	12.625	552	75.03
13.000 - 13.499	1	163,860.44	0.06	355	47.00	13.050	573	85.00
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	10	$1,596,060.46	0.57	350	35.09	6.012	666	21.70
25.01 - 30.00	17	1,750,265.52	0.63	321	37.66	7.872	592	27.92
30.01 - 35.00	12	858,862.11	0.31	301	37.59	8.727	574	32.52
35.01 - 40.00	22	4,478,337.58	1.60	331	34.92	6.836	623	37.98
40.01 - 45.00	19	3,132,800.59	1.12	341	34.01	7.775	616	42.25
45.01 - 50.00	52	6,730,955.43	2.40	344	33.78	6.989	635	48.29
50.01 - 55.00	41	6,737,351.38	2.41	353	37.63	7.521	617	52.90
55.01 - 60.00	64	7,694,888.85	2.75	346	34.79	7.661	592	58.11
60.01 - 65.00	92	16,378,809.65	5.85	354	38.65	7.421	624	62.80
65.01 - 70.00	112	19,119,105.71	6.83	353	40.47	7.517	609	67.88
70.01 - 75.00	290	42,789,864.19	15.28	353	39.71	8.224	582	73.66
75.01 - 80.00	177	32,151,096.94	11.48	345	36.43	7.772	618	78.65
80.01 - 85.00	257	47,906,644.91	17.11	355	40.27	7.739	607	83.60
85.01 - 90.00	348	77,601,550.76	27.71	350	40.60	7.121	643	89.00
90.01 - 95.00	59	11,073,375.18	3.95	335	39.58	6.222	705	94.38
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81



DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	96	$13,698,679.70	4.89	351	42.48	8.729	511	68.09
520 - 539	199	25,588,312.72	9.14	353	40.79	8.847	531	71.13
540 - 559	191	24,735,703.36	8.83	353	39.73	9.018	549	74.55
560 - 579	195	31,118,884.24	11.11	354	38.72	8.208	569	76.07
580 - 599	196	29,465,384.43	10.52	351	40.37	8.119	589	79.18
600 - 619	132	21,928,683.54	7.83	352	36.93	7.588	610	77.95
620 - 639	137	28,073,379.25	10.03	349	39.61	7.310	631	81.00
640 - 659	111	23,226,696.12	8.30	353	40.65	6.715	650	77.38
660 - 679	93	23,461,010.18	8.38	340	37.06	6.527	672	78.47
680 - 699	67	14,984,273.98	5.35	349	36.23	6.397	690	81.31
700 - 719	52	13,998,775.44	5.00	347	41.93	6.184	706	81.04
720 - 739	32	9,746,912.10	3.48	349	35.39	5.902	732	69.71
740 - 759	40	9,594,671.92	3.43	350	38.72	5.949	747	82.81
760 - 779	23	7,660,186.33	2.74	338	37.71	5.870	770	74.59
780 - 799	7	2,643,485.08	0.94	322	32.01	5.676	786	70.26
800 or greater	1	74,930.87	0.03	359	45.00	6.400	808	48.73
Total:	**1,572**	**$279,999,969.26**	**100.00**	**350**	**39.15**	**7.507**	**620**	**76.81**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	126	$19,977,185.94	7.13	345	14.35	7.371	616	74.13
20.01 - 25.00	99	15,172,766.70	5.42	335	22.88	7.505	628	74.24
25.01 - 30.00	150	21,754,919.65	7.77	349	27.94	7.472	619	69.67
30.01 - 35.00	180	33,179,026.99	11.85	351	33.08	7.075	647	75.64
35.01 - 40.00	230	38,883,559.87	13.89	354	37.97	7.500	621	78.83
40.01 - 45.00	285	52,035,898.15	18.58	346	42.99	7.561	623	77.43
45.01 - 50.00	355	73,585,341.55	26.28	352	48.34	7.405	622	79.83
50.01 - 55.00	147	25,411,270.41	9.08	355	53.21	8.400	574	74.97
Total:	**1,572**	**$279,999,969.26**	**100.00**	**350**	**39.15**	**7.507**	**620**	**76.81**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	260	$85,769,639.32	30.63	355	39.55	6.747	639	76.76
Florida	250	27,565,200.30	9.84	347	38.21	7.811	608	76.99
New York	84	27,124,656.84	9.69	354	41.80	7.594	622	74.16
Massachusetts	62	17,930,596.70	6.40	354	42.56	7.458	622	75.91
Michigan	109	13,727,200.29	4.90	340	35.27	7.724	609	78.13
Maryland	45	10,714,818.41	3.83	356	37.45	7.184	617	78.11
Pennsylvania	64	9,035,539.47	3.23	342	39.41	7.546	611	79.54
Texas	73	8,436,477.54	3.01	338	35.85	8.700	595	75.79
Illinois	56	7,941,118.86	2.84	356	36.97	7.950	621	74.88
Minnesota	38	6,379,978.11	2.28	343	40.12	7.564	617	78.86
Connecticut	27	5,619,066.16	2.01	342	40.88	7.124	640	75.79
Missouri	45	5,493,616.35	1.96	342	41.03	8.359	593	79.72
Washington	25	5,363,996.96	1.92	349	30.86	7.557	650	81.22
Wisconsin	39	4,904,450.72	1.75	352	38.81	8.450	618	76.18
Indiana	39	3,706,499.58	1.32	340	34.50	8.329	582	76.63
Georgia	28	3,692,845.30	1.32	352	43.36	8.783	575	78.93
Alabama	39	3,619,043.59	1.29	337	42.25	8.716	609	77.34
Colorado	17	3,278,860.63	1.17	347	46.50	7.038	668	78.52
Rhode Island	16	2,946,427.13	1.05	352	41.90	8.053	592	73.17
Tennessee	31	2,809,193.59	1.00	330	36.86	8.679	590	76.40
Louisiana	26	2,025,420.50	0.72	335	35.46	8.720	581	81.35
New Jersey	11	2,014,122.87	0.72	343	38.29	8.845	601	79.50
Arizona	17	1,702,746.32	0.61	351	38.44	7.945	607	81.60
Mississippi	22	1,683,392.33	0.60	332	39.48	8.527	581	81.45
Nebraska	14	1,581,942.25	0.56	352	33.06	7.693	615	71.19
Iowa	17	1,452,739.60	0.52	353	32.55	8.327	591	80.03
Nevada	4	1,355,552.44	0.48	358	47.46	7.745	619	84.49
Oklahoma	19	1,318,395.25	0.47	334	38.37	8.999	601	77.82
Maine	14	1,287,292.34	0.46	342	31.82	7.695	591	68.82
North Carolina	15	1,262,591.66	0.45	290	33.85	9.201	624	79.52
Hawaii	5	1,075,130.61	0.38	358	43.11	7.148	621	70.91
New Hampshire	8	999,611.62	0.36	357	38.42	9.126	573	71.89
South Carolina	6	840,175.64	0.30	340	40.82	7.347	608	78.15
Delaware	4	810,839.00	0.29	358	38.81	7.425	543	53.42
Kansas	9	766,011.41	0.27	357	37.81	9.047	573	75.40
Oregon	7	748,102.66	0.27	358	33.08	8.060	596	74.92
Vermont	2	682,049.59	0.24	357	34.23	6.083	637	71.75
Ohio	9	679,284.40	0.24	326	38.44	8.154	615	77.02
Idaho	2	483,460.59	0.17	357	49.64	9.711	609	89.53
New Mexico	3	261,341.38	0.09	354	29.84	10.035	535	76.06
Wyoming	2	216,659.08	0.08	358	40.52	7.236	627	91.59
Arkansas	3	214,004.38	0.08	358	33.29	10.317	601	78.71
Kentucky	3	208,062.60	0.07	304	19.91	8.779	583	84.58
Utah	1	138,508.76	0.05	357	27.00	8.750	563	75.00
South Dakota	1	69,629.40	0.02	353	43.00	7.500	644	79.55
Montana	1	63,676.73	0.02	239	33.00	5.750	752	69.37
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81



DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	1,485	$265,538,065.81	94.84	350	39.47	7.526	618	76.99
Non-Owner Occupied	61	9,689,521.72	3.46	344	29.86	7.183	665	75.31
Second Home	26	4,772,381.73	1.70	355	40.00	7.073	650	69.99
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	1,047	$185,317,742.43	66.18	348	39.05	7.374	622	77.01
Stated Documentation	324	54,653,356.20	19.52	354	40.34	7.902	621	75.24
Limited Documentation	201	40,028,870.63	14.30	350	37.97	7.581	613	78.02
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,442	$254,585,334.65	90.92	350	39.08	7.564	617	76.77
Purchase	6	883,037.29	0.32	343	44.55	7.274	633	81.40
Refinance-Debt Consolidation No Cash Out***	124	24,531,597.32	8.76	349	39.64	6.923	656	77.02
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.


DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
8A	107	$31,216,247.28	11.15	344	36.50	5.794	748	74.70
7A	101	23,765,277.14	8.49	347	39.87	6.304	697	82.49
6A	83	21,914,042.51	7.83	342	37.03	6.454	672	78.26
5A	86	19,929,236.83	7.12	351	40.66	6.476	651	76.96
4A	98	21,545,851.50	7.69	352	39.55	7.048	633	81.55
3A	85	15,843,457.43	5.66	352	36.35	7.033	622	78.82
2A	299	50,409,612.71	18.00	351	39.70	7.794	593	79.53
A	134	20,406,440.34	7.29	350	37.71	8.757	576	79.93
B	308	41,340,265.22	14.76	354	41.50	8.914	548	73.83
C	249	31,676,250.35	11.31	352	39.93	8.799	545	68.20
D	22	1,953,287.95	0.70	335	37.52	9.525	539	54.89
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	1,344	$238,494,931.77	85.18	350	39.10	7.543	619	76.79
Two-to Four-Family	58	13,935,473.14	4.98	354	39.77	7.189	638	73.01
PUD Detached	44	12,785,124.57	4.57	349	41.79	7.114	618	80.99
Condominium	56	9,399,668.13	3.36	343	36.96	7.320	630	81.24
Manufactured/Mobile Home	54	4,080,683.14	1.46	336	36.00	7.847	620	67.13
Single Family Attached	13	1,021,029.77	0.36	347	39.75	8.587	588	78.10
PUD Attached	3	283,058.74	0.10	357	45.08	8.003	589	74.72
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	437	$79,036,786.74	28.23	353	38.71	8.028	614	75.41
12	59	18,635,695.26	6.66	355	41.42	6.925	639	76.66
24	7	2,568,568.01	0.92	349	40.66	6.909	636	78.03
30	4	1,434,640.80	0.51	316	40.92	6.337	678	85.86
36	1,065	178,324,278.45	63.69	348	39.07	7.354	621	77.36
Total:	1,572	$279,999,969.26	100.00	350	39.15	7.507	620	76.81



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R2

DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	1,251	$132,631,405.84	47.37	346	38.82	8.233	592	76.27
Non-Conforming	321	147,368,563.42	52.63	353	39.44	6.853	646	77.30
Total:	**1,572**	**$279,999,969.26**	**100.00**	**350**	**39.15**	**7.507**	**620**	**76.81**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	6	$2,651,045.69	1.46	358	40.87	5.293	728	73.20
11.500 - 11.999	38	13,668,049.69	7.51	358	38.22	5.817	654	78.03
12.000 - 12.499	32	10,902,860.49	5.99	354	42.10	6.204	625	81.83
12.500 - 12.999	99	25,281,216.25	13.89	355	38.51	6.761	633	82.29
13.000 - 13.499	63	12,111,562.10	6.65	356	39.54	7.277	586	77.28
13.500 - 13.999	212	36,088,189.86	19.83	353	39.41	7.741	586	78.44
14.000 - 14.499	70	12,983,009.36	7.13	356	41.16	8.232	586	77.19
14.500 - 14.999	223	29,168,373.90	16.03	354	40.53	8.753	576	77.04
15.000 - 15.499	72	7,596,202.18	4.17	355	41.01	9.254	560	76.10
15.500 - 15.999	147	17,475,996.64	9.60	355	39.73	9.760	565	77.56
16.000 - 16.499	31	3,123,051.86	1.72	356	36.20	10.309	549	74.75
16.500 - 16.999	71	6,759,590.37	3.71	353	42.74	10.736	562	75.26
17.000 - 17.499	19	1,457,714.57	0.80	351	37.57	11.222	571	78.30
17.500 - 17.999	17	2,029,470.67	1.12	357	40.03	11.779	547	71.86
18.000 - 18.499	5	403,612.08	0.22	357	48.66	12.258	569	74.62
18.500 - 18.999	2	135,834.01	0.07	356	37.69	12.596	553	75.44
19.000 - 19.499	1	163,860.44	0.09	355	47.00	13.050	573	85.00
Total:	**1,108**	**$181,999,640.16**	**100.00**	**355**	**39.88**	**8.003**	**595**	**78.24**

Banc of America Securities LLC   Greenwich Capital Markets, Inc.



DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	6	$2,651,045.69	1.46	358	40.87	5.293	728	73.20
5.500 - 5.999	38	13,668,049.69	7.51	358	38.22	5.817	654	78.03
6.000 - 6.499	32	10,902,860.49	5.99	354	42.10	6.204	625	81.83
6.500 - 6.999	99	25,281,216.25	13.89	355	38.51	6.761	633	82.29
7.000 - 7.499	63	12,111,562.10	6.65	356	39.54	7.277	586	77.28
7.500 - 7.999	212	36,088,189.86	19.83	353	39.41	7.741	586	78.44
8.000 - 8.499	70	12,983,009.36	7.13	356	41.16	8.232	586	77.19
8.500 - 8.999	223	29,168,373.90	16.03	354	40.53	8.753	576	77.04
9.000 - 9.499	72	7,596,202.18	4.17	355	41.01	9.254	560	76.10
9.500 - 9.999	147	17,475,996.64	9.60	355	39.73	9.760	565	77.56
10.000 - 10.499	31	3,123,051.86	1.72	356	36.20	10.309	549	74.75
10.500 - 10.999	71	6,759,590.37	3.71	353	42.74	10.736	562	75.26
11.000 - 11.499	19	1,457,714.57	0.80	351	37.57	11.222	571	78.30
11.500 - 11.999	17	2,029,470.67	1.12	357	40.03	11.779	547	71.86
12.000 - 12.499	5	403,612.08	0.22	357	48.66	12.258	569	74.62
12.500 - 12.999	2	135,834.01	0.07	356	37.69	12.596	553	75.44
13.000 - 13.499	1	163,860.44	0.09	355	47.00	13.050	573	85.00
Total:	**1,108**	**$181,999,640.16**	**100.00**	**355**	**39.88**	**8.003**	**595**	**78.24**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	1	$588,742.65	0.32	357	36.00	7.750	576	78.67
4.750 - 4.999	23	7,493,489.03	4.12	357	38.47	6.267	727	79.99
5.000 - 5.249	40	8,751,269.78	4.81	353	35.59	7.127	687	83.68
5.250 - 5.499	30	8,213,903.11	4.51	351	36.92	6.717	668	79.53
5.500 - 5.749	51	11,284,511.88	6.20	356	42.33	6.560	647	79.45
5.750 - 5.999	82	17,327,622.65	9.52	352	41.30	7.277	622	83.05
6.000 - 6.249	315	53,911,147.24	29.62	355	40.08	7.812	594	80.66
6.250 - 6.499	123	18,370,057.03	10.09	356	38.84	8.861	573	78.99
6.500 - 6.749	242	30,368,691.77	16.69	355	40.84	9.070	545	75.84
6.750 - 6.999	201	25,690,205.02	14.12	354	39.91	8.872	539	68.89
Total:	**1,108**	**$181,999,640.16**	**100.00**	**355**	**39.88**	**8.003**	**595**	**78.24**


DESCRIPTION OF THE GROUP II COLLATERAL SELECTION DATE MORTGAGE LOANS

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
September 2005	99	$13,112,679.46	7.20	351	38.22	9.235	572	75.63
October 2005	3	850,449.31	0.47	354	47.38	7.104	677	88.83
November 2005	46	6,438,345.53	3.54	352	43.24	9.440	566	81.00
December 2005	19	2,935,856.27	1.61	349	35.23	8.419	597	78.31
January 2006	100	21,439,154.09	11.78	353	39.92	8.024	618	81.34
February 2006	714	118,601,650.87	65.17	356	39.99	7.847	595	78.02
March 2006	127	18,621,504.63	10.23	353	39.50	7.579	590	76.45
Total:	1,108	$181,999,640.16	100.00	355	39.88	8.003	595	78.24

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	1,108	$181,999,640.16	100.00	355	39.88	8.003	595	78.24
Total:	1,108	$181,999,640.16	100.00	355	39.88	8.003	595	78.24

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	1,108	$181,999,640.16	100.00	355	39.88	8.003	595	78.24
Total:	1,108	$181,999,640.16	100.00	355	39.88	8.003	595	78.24



FOR ADDITIONAL INFORMATION PLEASE CALL:

Banc of America Securities, LLC

Mortgage Trading/Syndicate   Tel: (704) 388-1597

Rob Karr   robert.h.karr@bankofamerica.com

Patrick Beranek   patrick.beranek@bankofamerica.com

Chris Springer   chris.springer@bankofamerica.com

Global ABS Group (Finance)

Dan Stercay   Tel: (704) 388-8686
                                        daniel.j.stercay@bankofamerica.com

Kirk Meyers   Tel: (704) 388-3148
                                        kirk.b.meyers@bankofamerica.com

Shaun Ahmad   Tel: (704) 387-2658
                                        shaun.ahmad@bankofamerica.com

Jorge Panduro   Tel: (704) 386-0902
                                        jorge.a.panduro@bankofamerica.com

Global ABS Group (Analytics)

Michael Tri   Tel: (704) 388-8786
                                        michael.l.tri@bankofamerica.com

Niki Hogue   Tel: (704) 387-1853
                                        nikole.hogue@bankofamerica.com

Rating Agency Contacts

Standard & Poor's

David Howard   (212) 438-2465

Moody's

Taruna Reddy   (212) 553-3605

Fitch

Quincy Tang   (212) 908-0693